Filed with the Securities and Exchange Commission on January 14, 1997

Registration No. 333-[         ]             Investment Company Act No. 811-8884
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
             Registration Statement under The Securities Act of 1933
                                     and/or
         Registration Statement under The Investment Company Act of 1940

         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                             (CLASS 3 SUB-ACCOUNTS)
                           (Exact Name of Registrant)

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (Name of Depositor)

                 ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
              (Address of Depositor's Principal Executive Offices)

                                 (203) 926-1888
                         (Depositor's Telephone Number)

                      M. PATRICIA PAEZ, CORPORATE SECRETARY
                 One Corporate Drive, Shelton, Connecticut 06484
               (Name and Address of Agent for Service of Process)

                                    Copy To:

                              JOHN T. BUCKLEY, ESQ.
                                WERNER & KENNEDY
             1633 Broadway, New York, New York 10019 (212) 408-6900

                Approximate Date of Proposed Sale to the Public:

  June 16, 1997 OR AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS
                            REGISTRATION STATEMENT.

 It is proposed that this filing become effective: (check appropriate  space)
      __immediately  upon filing pursuant to paragraph (b) of Rule 485

      __on  __________  pursuant  to  paragraph  (b) of Rule  485
      __60 days  after  filing pursuant to paragraph (a) (i) of Rule 485
         X on ___________  pursuant to paragraph (a) (i) of Rule 485
      __75 days after filing pursuant to paragraph (a) (ii) of Rule 485
      __on ______________pursuant to paragraph (a) (ii) of Rule 485

 If appropriate,  check the following box:

      __This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

====================================================================================================================================
        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                          Proposed               Proposed
                                                          Maximum                 Maximum
                                    Amount                Offering              Aggregate               Amount of
        Title of Securities          to be                 Price                 Offering             Registration
          to be Registered          Registered            Per Unit                 Price                   Fee
------------------------------------------------------------------------------------------------------------------------------------

   American Skandia Life Assurance
    Corporation Annuity Contracts    Indefinite*         Indefinite*                                       $0
====================================================================================================================================

          *Pursuant to Rule 24f-2 of the Investment Company Act of 1940

--------------------------------------------------------------------------------
Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 of the Investment Company Act of 1940. The Rule 24f-2 Notice for Registrant's fiscal year 1997 will be filed within 90 days of the close of the fiscal year.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter becomes effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
AI1
--------------------------------------------------------------------------------

                  CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)


              N-4 Item No.                                                                       Prospectus Heading


1.            Cover Page                                                                                 Cover Page

2.            Definitions                                                                   Highlights, Definitions

3.            Synopsis or Highlights                                                                     Highlights

4.            Condensed Financial Information                                         Not applicable - new offering

5.            General Description of Registrant, Depositor                    Investment Options, Operations of the
              and Portfolio Companies                                               Separate Accounts, The Company,
                                                                                              Prospectus Appendix A

6.            Deductions                                                                                    Charges

              General Description of Variable Annuity Contracts                                          Highlights

8.            Annuity Period                                         Not applicable - this is an immediate annuity.

9.            Death Benefit                                Highlights, Annuity Payments and Annuity Payment Amounts

10.           Purchases and Contract Value                                       Highlights, Purchasing Annuities,
                                                          Annuity Payments and Annuity Payment Amounts, Adjustments

11.           Redemptions                                          Highlights, Surrender,  Deferral of Transactions

12.           Taxes                                    Tax Implications of Designations, Certain Tax Considerations

13.           Legal Proceedings                                                                   Legal Proceedings

14.           Table of Contents of the Statement of Additional Information             Contents of the Statement of
                                                                                             Additional Information

                                                                                                        SAI Heading

15.           Cover Page                                                        Statement of Additional Information

16.           Table of Contents                                                                   Table of Contents

17.           General Information and History                                General Information Regarding American
                                                                                 Skandia Life Assurance Corporation

18.           Services                                                                         Independent Auditors

19.           Purchase of Securities Being Offered                                        Noted in Prospectus under
                                                                                              Sale of the Annuities

20.           Underwriters                                                                    Principal Underwriter


                                   (Continued)





                  CROSS REFERENCE SHEET PURSUANT TO RULE 495(a)

              N-4 Item No.                                                                             SAI Headings

21.           Calculation of Performance Data                                       Calculation of Performance Data

22.           Annuity Payments                                       Not applicable - this is an immediate annuity.

23.           Financial Statements             Financial Statements, Statement of Additional Information Appendix A

                                                                                                     Part C Heading

24.           Financial Statements and Exhibits                                                Financial Statements
                                                                                                       and Exhibits

25.           Directors and Officers of the Depositor                 Executive Officers and Directors of Depositor

26.           Persons Controlled by or Under                                               Persons Controlled By or
              Common Control with the                                                 Under Common Control with the
              Depositor or Registrant                                                       Depositor or Registrant

27.           Number of Contractowners                                      Not applicable - this is a new offering

28.           Indemnification                                                                       Indemnification

29.           Principal Underwriters                                                         Principal Underwriters

30.           Location of Accounts and Records                                                 Location of Accounts
                                                                                                        and Records

31.           Management Services                                                               Management Services

32.           Undertakings                                                                             Undertakings

IN GENERAL: This Prospectus describes a single premium variable adjustable immediate annuity (the "Annuity") being offered by American Skandia Life Assurance Corporation. The Annuity is offered as individual contracts or as interests in a group contract. The Table of Contents is found on Page 2. Definitions are found on pages 3, 6 and 7. This Prospectus contains a detailed discussion of matters you should consider before purchasing this Annuity. A Statement of Additional Information is available from us without charge upon request. The contents of the Statement of Additional Information are described on page 27. The Annuity may not be available in all jurisdictions. Various rights and benefits may differ between jurisdictions to meet applicable laws and/or regulations. A synopsis of this Annuity is provided starting on page 5 using a "question and answer" format under a heading "HIGHLIGHTS." Additional details follow these highlights.

In general, what is being offered to me? We are offering you an Annuity. The primary benefit of this Annuity is that it provides monthly payments for life, no matter how long the Annuitant lives. We call the monthly payments Annuity Payments and the amount payable each month the Annuity Payment Amount. It also may provide Annuity Payments, or, alternatively, a lump sum, to a Beneficiary after the Annuitant's death. Initially, there is a period of time during which Annuity Payments are due whether or not the Annuitant is alive. We call this period the Inheritance Period. While the Annuitant is alive and the Inheritance Period has not ended, the Annuity has a Cash Value. While the Annuitant is alive, you, the owner, can surrender an Annuity for any then current Cash Value. The totality of benefits - the benefits while the Annuitant is alive and any benefit for a Beneficiary depend on the investment performance of the underlying investment options, as well as the age, gender (when permitted) and longevity of the Annuitant.

What are the investment options? Your Net Premium is allocated to investment options to support Annuity Payments. We offer a range of investment options for you to choose. You may make allocations in up to five investment options at any one time. There is a minimum amount you must allocate if you wish to use a particular investment option. You may change your investment allocation once each calendar quarter. We charge for transfers between investment options after the first transfer in each Annuity Year. The investment options are Class 3 Sub-accounts of American Skandia Life Assurance Corporation Variable Account B ("Account B"). Each Sub-account in Account B invests exclusively in an underlying mutual fund or one Portfolio of an underlying mutual fund. As of the date of this Prospectus, the following underlying mutual funds or Portfolios of the following underlying mutual funds are being offered: American Skandia Trust, The Alger American Fund, Neuberger & Berman Advisers Management Trust,
Montgomery Variable Series and Life & Annuity Trust. The Portfolios of these underlying funds being made available are listed on pages 13 and 14. Certain underlying mutual funds may be available only when the annuity is used in conjunction with certain retirement plans designed for special treatment under the Internal Revenue Code. The investment manager to American Skandia Trust, as of the date of this Prospectus, is our affiliate, American Skandia Investment Services, Inc. If: (a) you exercise the right to convert to fixed Annuity
Payments; or (b) there is time left in the Inheritance Period after the Inheritance Date (subsequent to the Annuitant's death) and Annuity Payments are to be made for a Beneficiary, assets are transferred to our general account to support our obligation to make such Annuity Payments.

Is there Federal insurance for these Annuities? Premiums for these Annuities are not deposits or obligations of, or guaranteed or endorsed by, any bank or bank subsidiary. Neither Premiums nor any payments or benefits pursuant to these Annuities are insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.


--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PLEASE READ THIS PROSPECTUS AND THE CURRENT PROSPECTUS FOR THE UNDERLYING FUND. KEEP IT FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------

AVAILABLE INFORMATION: A Statement of Additional Information is available from us without charge upon request by writing American Skandia Life Assurance Corporation, Attention: Dealer Marketing, P.O. Box 883, Shelton, CT 06484. It includes further information, as described in the section of this Prospectus entitled "Contents of the Statement of Additional Information." This Prospectus and the Statement of Additional Information are part of the registration statement we filed with the Securities and Exchange Commission ("SEC") regarding this offering. Additional information about us and this offering is available in this registration statement and the exhibits thereto. These documents, as well as documents incorporated by reference, may be obtained through the SEC's Internet website (http://www.sec.gov) for this registration as well as for other registrants that file electronically with the SEC.

                   FOR FURTHER INFORMATION CALL 1-800-752-6342
VIA1-PROS (6/97)   Prospectus Dated:  June 16, 1997
Statement of Additional Information Dated:  June 16, 1997

                                                         TABLE OF CONTENTS


IN GENERAL                                                                                                                1
AVAILABLE INFORMATION                                                                                                     1
DEFINITIONS                                                                                                               3
CONTRACT EXPENSE SUMMARY                                                                                                  4
HIGHLIGHTS                                                                                                                5
EXAMPLES                                                                                                                 10
INVESTMENT OPTIONS                                                                                                       13
THE SEPARATE ACCOUNT                                                                                                     14
CHARGES                                                                                                                  15
PURCHASING ANNUITIES                                                                                                     15
ANNUITY PAYMENTS AND ANNUITY PAYMENT AMOUNTS                                                                             18
ADJUSTMENTS                                                                                                              19
SURRENDER                                                                                                                20
PAYMENTS AND RECIPIENTS                                                                                                  20
TRANSFERS TO ANOTHER INVESTMENT OPTION                                                                                   20
RIGHTS, BENEFITS AND SERVICES                                                                                            21
THE COMPANY                                                                                                              22
CERTAIN TAX CONSIDERATIONS                                                                                               22
SALE OF THE ANNUITIES                                                                                                    25
OTHER MATTERS                                                                                                            26
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION                                                                      27

APPENDIX A
               UNDERLYING MUTUAL FUNDS' PORTFOLIO INVESTMENT
               OBJECTIVES AND POLICIES                                                                                   28

APPENDIX B
               SALES ILLUSTRATIONS                                                                                       41


DEFINITIONS: A number of terms are also defined on Pages 6 and 7 of this Prospectus. The following are additional key terms used in this Prospectus. Other terms are defined in this Prospectus as they appear.

ANNUITANT is any person upon whose life an Annuity is issued. Annuity Payments are due during his or her lifetime. Unless otherwise specified, Annuitant refers to all persons so designated.

ANNUITY is the annuity offered pursuant to this Prospectus.

ANNUITY DATE is the date Annuity Payments are to begin.

ANNUITY PAYMENT AMOUNT is the dollar amount of each Annuity Payment. Annuity Payment Amounts can vary each month.

ANNUITY PAYMENTS are the payments due during the life of Annuitant. After the Annuitant's death, there may be Annuity Payments due for the benefit of the Beneficiary.

ANNUITY YEARS are continuous 12-month periods commencing on the Annuity Date and each anniversary of the Annuity Date.

APPLICATION is a form we may require you to submit when you are seeking an Annuity.

BENEFICIARY is a person or entity you designate. As of the Inheritance Date, any Annuity Payments due for any remaining Inheritance Period, or in lieu thereof, a lump sum, are payable for the benefit of the designated Beneficiary. Unless otherwise specified, Beneficiary refers to all persons or entities so designated.

CODE is the Internal Revenue Code of 1986, as amended from time to time.

IN WRITING is in a written form that is satisfactory to us and filed at our Office. In lieu of such a written communication, we, at our sole discretion, may specifically agree in advance to communication regarding a specific matter by telephone or by some other form of electronic transmission in a manner we accept and that is satisfactory to us and filed at our Office.

ISSUE DATE is the effective date of your Annuity.

OFFICE is American Skandia Life Assurance Corporation, One Corporate Drive, P.O. Box 883, Shelton, Connecticut 06484.

OWNER is either an entity or person who may exercise the ownership rights provided pursuant to an Annuity. If a certificate representing interests in a group annuity contract is issued, the right, benefits, and requirements of and the events relating to an Owner, as described in this Prospectus, will be your rights as participant in such group annuity contract. Unless otherwise specified, Owner refers to all persons or entities designated as such for your Annuity.

PORTFOLIO is a portfolio of an underlying mutual fund.

PREMIUM is the cash consideration you give to us for certain rights, privileges and benefits provided under an Annuity according to its terms.

SEPARATE ACCOUNT is our separate account to which we allocate assets in relation to our obligations pursuant to the Annuities.

SUB-ACCOUNT is a division of the Separate Account.

VALUATION DAY is every day the New York Stock Exchange is open for trading or any other day that the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

VALUATION PERIOD is the period of time between the close of business of the New York Stock Exchange on successive Valuation Days.

"we", "us", "our" or "the Company" means American Skandia Life Assurance Corporation.

"you" or "your" means the Owner.

CONTRACT EXPENSE SUMMARY: The summary provided below includes information regarding the expenses for your Annuity and for the Portfolios. More detail regarding the expenses of the Portfolios may be found in the prospectus for the underlying mutual fund or, when available, in the annual report of such mutual fund. We use certain mortality, expense, interest, lapse and profit assumptions in determining Annuity Factors. As indicated below, these assumptions generally differ depending on the age of the Annuitant. They will also differ based on the gender of the Annuitant unless we believe use of gender as a factor in such calculation is prohibited by law or regulation.

         Your Transaction Expenses

Tax Charges                                                        Dependent on the applicable jurisdiction and usage of the Annuity
Annuity Factors                                                   Dependent on age (and, in most cases, the gender) of the Annuitant
Transfer Charge                            $10 for each transfer into each Sub-account after the first transfer in each Annuity Year
Split Payments Service Fee                                                   $3 for each additional wire transfer each Monthaversary

         Annual Expenses of Each Sub-account

Insurance Charges                                                              1.00% of assets per year, deducted each Valuation Day
Tax charges                                                              Currently, no taxes are assessable against the Sub-accounts

Underlying Mutual Fund Portfolio Annual Expenses (as a percentage of average net assets)

Unless otherwise shown, the expenses shown below are for the year ending December 31, 1996. "N/A" shown below indicates that no entity has agreed to reimburse the particular expense indicated.

                                                           Manage-      Manage-                                  Total     Total
                                                            ment         ment         Other        Other        Annual     Annual
                                                             Fee          Fee       Expenses     Expenses       Expense    Expenses
                                                            after       without       after       without        after     without
                                                             any          any          any          any           any      any
                                                         applicable   applicable   applicable   applicable    applicable applicable
                                                         reimburse-   reimburse-   reimburse-   reimburse-    reimburse-  reimburse-
                                                            ment         ment         ment         ment          ment     ment

                                     {Numbers to be submitted with the last pre-effective amendment}

American  Skandia  Trust
  Lord Abbett  Growth and Income
  AST Money Market
  JanCap Growth
  AST Janus Overseas Growth
  Federated Utility Income
  Federated High Yield
  T. Rowe Price  Asset  Allocation
  T. Rowe Price  International  Equity
  T. Rowe  Price Natural Resources
  T. Rowe Price  International  Bond
  T. Rowe Price Small Company Value
  Founders Capital  Appreciation
  Founders Passport
  INVESCO Equity  Income
  PIMCO Total Return Bond
  PIMCO  Limited  Maturity  Bond
  Berger  Capital  Growth
  Robertson  Stephens Value + Growth
  AST Putnam Value Growth & Income
  AST  Putnam   International   Equity
  AST   Putnam   Balanced
  Twentieth Century  International Growth
  Twentieth Century Strategic Balanced

                                                           Manage-      Manage-                                  Total     Total
                                                            ment         ment         Other        Other        Annual     Annual
                                                             Fee          Fee       Expenses     Expenses       Expense    Expenses
                                                            after       without       after       without        after     without
                                                             any          any          any          any           any      any
                                                         applicable   applicable   applicable   applicable    applicable  applicable
                                                         reimburse-   reimburse-   reimburse-   reimburse-    reimburse-  reimburse-
                                                            ment         ment         ment         ment          ment     ment

{Numbers to be submitted with the last pre-effective amendment}

The Alger American Fund
  Small Capitalization
  MidCap Growth
  Growth

Neuberger & Berman
Advisers Management Trust
  Partners

Montgomery Variable Series
  Emerging Markets

Life & Annuity Trust
  Asset Allocation Fund
  Growth and Income Fund
  Money Market Fund
  U.S. Government Allocation Fund

The underlying mutual fund portfolio information was provided by the underlying mutual funds. The Company has not independently verified such information.

The expenses of the Portfolios either are currently being partially reimbursed or may be partially reimbursed in the future, as described in the underlying mutual fund prospectus or statement of additional information. Management Fees, Other Expenses and Total Annual Expenses are provided above on both a reimbursed and not reimbursed basis, if applicable. See the prospectus of the underlying mutual fund for details.

Examples which illustrate certain benefits under various hypothetical scenarios start on Page 10 following the "HIGHLIGHTS" section.

HIGHLIGHTS:

         What makes an annuity a variable annuity? What makes an annuity a variable annuity is that some or all of the benefits depend on the investment performance of some underlying investment option or options, and that you take the investment risk of such investment performance, rather than the insurance company providing a guaranteed return.

         What makes a variable annuity a variable immediate annuity? Typically, a variable annuity has both an accumulation phase and a payout or income phase. In a variable immediate annuity, there is no accumulation phase and the income phase usually begins within a year after the annuity is issued.

         What makes a variable immediate annuity a variable adjustable immediate annuity? In both a variable immediate annuity and a variable adjustable immediate annuity: (a) premiums less any state taxes are used to purchase units; and (b) market fluctuations change the value of the units. In a typical variable immediate annuity, the change in unit values affect the amount of each annuity payment. However, in this variable adjustable immediate annuity, changes in Unit Values affect the length of the Inheritance Period. In addition, in this variable adjustable immediate annuity, if the Inheritance Period exceeds the maximum allowed, then there is an Adjustment to the benefit structure. This Adjustment permanently increases the number of Units and reduces the Inheritance Period to the maximum then allowed. This Adjustment also increases the future Annuity Payment Amount while the Annuitant is alive and until the Inheritance Period ends. If the Inheritance Period ends, then the Adjustment feature no longer applies, and the Annuity Payment Amount equals the number of Units multiplied by the Unit Value.

         What are some of the technical terms I need to understand what you are offering? There is a list of definitions on page 9. However, in order to understand these highlights, you particularly need to understand the following terms.

                  Adjustment: This is a change to your Annuity's benefits that occurs if, on a Monthaversary, the Inheritance Period would exceed the then current Maximum Inheritance Period. If so, we add Units to each investment option then being used on a pro-rata basis, depending on the Tabular Amount for each investment option. The Annuity Payment Amount is adjusted upwards. The Inheritance Period is reduced to equal the then current Maximum Inheritance Period. The actuarial value of the Annuity after an Adjustment is exactly equal to the actuarial value before an Adjustment.

                  Annuity Factors: These are factors we apply to determine the number of Units applicable to each investment option when you initially purchase an Annuity. Annuity Factors are also applied when determining the number of additional Units applicable should an Adjustment occur. It reflects a Benchmark Rate and an assumed life expectancy. Annuity Factors may differ based on the attained Annuitant's age, class (e.g. employees of a specific employer issued a group annuity) and where permitted by law, gender.

                  Benchmark Rate: This is an assumed rate of return used in determining the Annuity Factor and in subsequently determining whether Net Investment Performance will have a positive, neutral or negative impact on Unit Value. The Benchmark Rate is generally 4%, but we may use a different Benchmark Rate for different classes of purchasers. The Benchmark Rate will be set forth in the Schedule Page of the Annuity.

                  Cash Value: This is the lesser of: (a) the commuted value of the future Tabular Amounts applicable on each date a future Annuity Payment would be due during the then current Inheritance Period, assuming that future Unit Values are equal to the current Unit Value; or (b) some lower amount which is the maximum amount that could be surrendered in order to maintain the tax status of the Annuity when used in connection with certain "qualified" retirement plans that are eligible for certain preferences under the Internal Revenue Code.

                  Inheritance Date: The Inheritance Date is the date we receive, at our Office, due proof satisfactory to us of the Annuitant's death and all other requirements that enable us to make payments for a Beneficiary. This also is the date as of which, if there is any remaining Inheritance Period, Annuity Payments become payable for the Beneficiary. If there are joint Annuitants, the Inheritance Date refers to the death of the last surviving Annuitant.

                   Inheritance Period: This is a variable period that Annuity Payments are due whether or not the Annuitant is still alive.

                  Maximum Inheritance Period: These are periods shown in the schedule page of the Annuity, if issued. Maximum Inheritance Periods may differ based on the Annuitant's attained age, class, and where permitted by law, gender. We cannot change these periods after the Issue Date.

                   Monthaversary: This is the date each month Annuity Payments are payable. Usually, it is the same day of the month as the date the initial Annuity Payment is payable.

                  Net Investment Performance: This is the investment performance of the Units in each investment option elected less all charges assessed against that investment option.

                 Net Premium:  This is the Premium less any deduction for taxes.

                  Tabular Amount: For each investment option elected, the Tabular Amount equals the then current number of Units times the then current Unit Value. The total Tabular Amount is the sum of the Tabular Amounts for your Annuity in each investment option.

                  Unit: This is the measure used to determine benefits for a given investment option. When you elect to use an investment option, the portion of the Net Premium you allocate to that investment option, or the portion of the actuarial value of your Annuity you transfer into that option at some later date, is converted into Units.

                  Unit Value: This is a measure used to determine the performance of an investment option. It is the value of each Unit as of each Valuation Period. It reflects the investment experience of the Portfolio underlying an investment option, less the insurance charges and less any charge for taxes. The Unit Value increases only to the extent Net Investment Performance exceeds the Benchmark Rate. Unit Value does not change if Net Investment Performance equals the Benchmark Rate. Unit Value decreases to the extent Net Investment Performance is less than the Benchmark Rate.

         What determines the initial benefits? On the date we issue an Annuity, you are credited with an initial number of Units and an initial Inheritance Period. The number of Units credited is determined by the Net Premium, the investment options selected and their respective Unit Values and the Annuity Factor appropriate to the Annuitant's age and, where applicable, gender. The initial Inheritance Period equals the Maximum Inheritance Period. The initial Tabular Amount in each investment option equals the number of Units times the applicable Unit Value on the Issue Date. The initial Annuity Payment Amount, which is payable as of the Annuity Date, equals the total of the initial Tabular Amounts in each investment option selected. Please refer to the Examples section starting on page 11 for examples of the Annuity Payment Amount applicable for Annuitants of different ages and genders.

         What happens next? Each Monthaversary, starting on the Annuity Date, an Annuity Payment is due. While the Annuitant is alive, we calculate the Annuity Payment Amount a month in advance. To do that, we first determine the then current Inheritance Period, and then determine if an Adjustment is required.

                  How do you determine the current Inheritance Period? In an immediate annuity with a "certain" period, that period gets shorter over time. For example, the passage of one month reduces the remaining certain period by one month. In this variable adjustable immediate annuity, the Inheritance Period does not necessarily decrease by one month for each passing month of time. Rather, the Inheritance Period is recalculated on each Monthaversary. The recalculation each Monthaversary of the then current Inheritance Period depends on the combination of Net Investment Performance, the Annuity Payment Amount and the attained age of the Annuitant. This recalculation of the Inheritance Period is an actuarial algorithm which spreads the effect of this combination over the expected lifetime of the Annuity. Each month the Inheritance Period can decrease by more than a month, less than a month or can even increase.

                  When can the Annuity Payment Amount increase? Each Monthaversary we determine if the current Inheritance Period exceeds the then current Maximum Inheritance Period. If so, we process an Adjustment, adding Units to your Annuity, increasing the Annuity Payment Amount for the following Monthaversary and decreasing the current Inheritance Period to the then current Maximum Inheritance Period.

                  What happens if the Inheritance Period ends? In this case, the Annuity Payment Amount equals the total of the Tabular Amounts in each investment option selected. The Tabular Amount equals the number of Units times the Unit Value. However, the Inheritance Period will "restart" on the subsequent Monthaversary if the Tabular Amount at the subsequent Monthaversary is higher than the Tabular Amount at the previous Monthaversary.

         Can I lock in an Annuity Payment Amount? As of any Monthaversary, you can convert to fixed Annuity Payments starting as of the following Monthaversary. However, the subsequent Annuity Payment Amounts could be more or less than your Annuity Payment Amount prior to this conversion. This is because the Annuity Payment Amounts after such conversion will equal the total Tabular Amount as of the date of the conversion, and that Tabular Amount may be more or less than the Annuity Payment Amount prior to the conversion. The Inheritance Period, if any, as of the effective date of the conversion will be fixed and subsequently reduces by one each month.

         Do I own shares of a fund? No. However, your Net Premium is converted into Units of the investment options you chose which in turn invests in an underlying mutual fund. We determine the initial number of Units in each investment option selected by multiplying the Net Premium applied to that investment option by an Annuity Factor and dividing the result by the then current Unit Value. The Annuity Factor depends on the Annuitant's age, and, where applicable, gender. Net Investment Performance affects the Unit Value. More Units are credited to your Annuity if and when an Adjustment is required. Also, the number of Units is recalculated if you transfer between investment options.

         Who or what is an Annuitant? The Annuitant is a person you designate. Annuity Payments are due during the Annuitant's lifetime. Also, for benefits that depend on someone being alive, or which are calculated based on someone's age, that "someone" is the Annuitant. An Annuitant must be designated. Joint Annuitants may be designated. If so: (a) the age of each Annuitant is used in calculating benefits; and (b) any transaction based on the death of the Annuitant only occurs after the death of the last surviving Annuitant. As of the date of this Prospectus, we do not issue Annuities with more than two
Annuitants, but we reserve the right to do so in the future. After the Issue Date, the Annuitant designation may not be changed.

         What does the Annuitant receive? We make Annuity Payments to an account for the benefit of the Annuitant. Subject to our rules, we may accept your instructions to forward Annuity Payments to an account for the benefit of an alternate recipient. Annuity Payments are payable each month for the remainder of the Annuitant's life. We reserve the right to limit the date after the Issue Date that can be chosen as the Annuity Date - the date as of which the initial Annuity Payment is made. For example, we might limit the Annuity Date to the 1st or 15th day of the calendar month. As of the date of this Prospectus, the Annuity Date may not be later than the 15th of the calendar month first following the 30th day after the Issue Date.

         What happens when the Annuitant dies? If there is an Inheritance Period of some length of time as of the Inheritance Date, Annuity Payments for the Beneficiary are due for the rest of the Inheritance Period. As an alternative, a lump sum. can be paid. There is no guarantee that there will be any Inheritance Period as of the Inheritance Date, which means there may be no amount due for the Beneficiary. If there is no Inheritance Period as of the Inheritance Date, the Annuity terminates.

         When do payments for a Beneficiary start? If there is an Inheritance Period as of the Inheritance Date, Annuity Payments start at that time, or a lump sum can then be paid. No amounts for a Beneficiary are payable until the death of the last surviving Annuitant. Evidence of the death of all Annuitants must be provided before any amount becomes payable for a Beneficiary.

         If Annuity Payments are to be paid for a Beneficiary, what determines the Annuity Payment Amount each month, and how long will the Annuity Payments be paid? The Annuity Payment Amounts payable for a Beneficiary are level and do not change. Assets are transferred to our general account to support our obligations to make such Annuity payments. They are determined as of the Inheritance Date. As of the Inheritance Date, the length of the Inheritance Period is no longer variable. At that point, it is fixed and subsequently decreases by one each month. Once the Inheritance Period ends, the Annuity terminates.

         What determines the amount of the lump sum if that is to be paid for a Beneficiary instead of Annuity Payments? The lump sum is never less than the Cash Value as of the Inheritance Date. However, we may pay more, because we guarantee that the lump sum will not be less than the Premium less the total of all Annuity Payment Amounts paid. If the guaranteed amount exceeds the Cash Value, we pay the higher amount. The lump sum may be chosen by the Beneficiary if : (a) before the Inheritance Date you did not prohibit, In Writing, commutation to a lump sum; and (b) all Beneficiaries agree, In Writing, to such commutation.

         What are the risks, and who takes the risks? We bear the risks inherent in guaranteeing: (a) Annuity Payments for life; (b) that as of the Inheritance Date the Cash Value will not be less than the Premium less all Annuity Payment Amounts paid; and (c) the investment and reinvestment risks we take in making level Annuity Payments for Beneficiaries. The Annuitant bears the risk as to the Annuity Payment Amount due each month while the Annuitant is alive. Any irrevocable Beneficiary bears the risk as to: (a) whether there is any Inheritance Period after the Annuitant's death and therefore, how many (if any) Annuity Payments are payable for such irrevocable Beneficiary; and (b) what the level of the Annuity Payment Amounts (or the lump sum taken as an alternative) would be. An Owner seeking to surrender the Annuity bears the risk as to the dollar amount of the Cash Value.

         What are the charges? We use certain mortality, interest, lapse, profit and expense assumptions, including distribution expenses, in determining Annuity Factors. On-going asset-based insurance charges also are assessed against the amounts held in Account B. Investment management and other expenses are assessed against the Portfolios. We deduct a charge if you transfer between investment options more than once each Annuity Year. We may charge for splitting a payment between multiple recipients.

         How  do  I  buy  an  Annuity?  We  may  require  a  properly  completed
Application, acceptable consideration (generally by check or wire transfer), evidence satisfactory to us of the age of the Annuitant and any other materials we require under our underwriting rules before we agree to issue an Annuity. We may increase the initial number of Units and the initial Annuity Payment Amount for: (a) Owners whose Premium exceeds certain specified amounts; (b) Owners who purchase an Annuity with the proceeds of another product provided by us or any of our affiliates; or (c) Annuitants in a particular class, such as, but not limited to, Annuitants provided coverage pursuant to a group contract. We, at our Office, must agree to accept all designations requested before an Annuity is issued. These designations include the Owner, Annuitant, any Beneficiary and any contingent Beneficiary.

         Can I return this Annuity for a refund? You have a "free-look" period to inspect your Annuity and decide whether it is right for you. Depending on the applicable jurisdiction, you may bear the investment risk from the Issue Date until the date we receive at our Office all materials required to exercise this "free-look" right.

         Do I have any other rights while owning an Annuity? There are certain other ownership rights that may be exercised under an Annuity once issued, which include, but are not limited to, the following. You may change revocable designations. You may transfer or assign your Annuity. You may exercise voting rights in relation to the applicable Portfolios. Some of these rights may be limited depending on the usage of the Annuity, especially if it is issued in connection with certain retirement plans designed to be "qualified" plans under the Internal Revenue Code.

         Can I surrender this Annuity, and if so, what do I get? After the "free-look" period you can surrender the Annuity for its Cash Value while the Annuitant is alive.

          Who is making this offer? The Annuity is offered by American Skandia Life Assurance Corporation, a wholly owned subsidiary of American Skandia Investment Holding Corporation, whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is a Swedish company that holds a number of insurance companies in many countries. The predecessor to Skandia Insurance Company Ltd. commenced operations in 1855.

         What are the taxes on payments from the Annuity? For Federal income taxes, a portion of each Annuity Payment while the Annuitant is alive may be treated as a return of any "investment in the contract" until any such investment in the contract is completely recovered. If some amount is payable as of the Inheritance Date as Annuity Payments, distributions are considered to first be a return of any remaining "investment in the contract". However, there may be no "investment in the contract" and each Annuity Payment may be fully taxable, especially in many cases where the Annuity might be used in conjunction with certain retirement plans designed to meet the requirements of various sections of the Internal Revenue Code. Amounts received exceeding any remaining "investment in the contract" are subject to income tax when an Annuity is surrendered or a lump sum is paid for a Beneficiary. A surrender also may be subject to a tax penalty in certain circumstances. Under most circumstances, state income taxes will apply when Federal income taxes apply. Estate, gift or inheritance taxes may apply depending on your individual facts and circumstances.

         How does a variable immediate annuity generally differ from systematic withdrawal programs? Many investors may find it useful when attempting to understand this Annuity to first understand some of the features of variable immediate annuities. Many such investors may more readily understand variable immediate annuities by comparing the key features of such products with a program of systematic withdrawals of principal and earnings often available with products such as mutual funds or variable deferred annuities that are still in what is often called the "accumulation phase".

A variable immediate annuity offers a guarantee of income for life. This is designed to transfer to an insurance company part of the risk that a person may outlive their assets. Generally, the insurer offering the guarantee charges the purchaser, directly or indirectly, for taking on this risk. This type of guarantee and the tax advantages provided in connection with providing for the contingency of outliving one's assets is not available with a program of systematic withdrawals.

In order to obtain the guarantee of a variable immediate annuity, the purchaser must give up certain flexibility that generally would be available with a program of systematic withdrawals: (a) the initial amount payable per thousand invested in a variable immediate annuity is determined by the insurance company, not the purchaser; (b) a program of systematic withdrawals usually can be stopped or suspended at any time, which generally is not the case with a variable immediate annuity; and (c) generally, the owner of a program offering systematic withdrawals can decide at most times to increase or decrease the amounts payable, while no such choice is available under a variable immediate annuity. In addition, any positive net investment performance in the product from which systematic withdrawals are being taken results in an increase in value to the owner, while in a variable immediate annuity, only net investment performance in excess of some assumed interest rate or benchmark rate increases the level of payments or some other benefit of the variable immediate annuity.

         How does this Annuity generally differ from variable immediate annuities? Some investors may find it useful in attempting to understand this Annuity to compare it to variable immediate annuities. This Annuity is a variable adjustable immediate annuity. It is similar to most variable immediate annuities, in that there are benefits which depend on the performance of one or more pools of underlying investments, and it offers the tax advantages of a variable immediate annuity.

This Annuity differs in some important respects from most variable immediate annuities:

         (a) Most variable immediate annuities offer payments that increase or decrease depending solely on net investment performance of one or more pools of underlying assets. Changes to the Annuity Payments Amounts of the Annuities we offer are designed to initially depend on changes to the Inheritance Period. As a result, negative Net Investment Performance does not automatically result in a decrease in the Annuity Payment Amount, and positive Net Investment Performance does not automatically result in an increase in the Annuity Payment Amount. We designed the Annuity in this manner to provide a "cushion" from volatile Net Investment Performance, yet with the ability for the Annuity Payment Amount to increase. Generally, other variable immediate annuities do not provide such a "cushion". However, Annuity Payments and/or negative Net Investment Performance can "use up" such a cushion.

         (b) The Annuity also includes an adjustment feature which can increase Annuity Payment Amounts if and when the "cushion" exceeds specified target levels.

         (c) Many variable immediate annuities offer the option to assure payments for a "certain" period chosen by the purchaser. If that option is chosen, some number of payments set at issue will be payable, first to the annuitant and then to any beneficiaries irrespective of whether the annuitant dies before all the certain payments have been paid out. That means that the number of remaining certain payments decreases by one with each annuity payment, and the certain period becomes shorter by the exact amount of time that has passed since the last annuity payment. In comparison, this Annuity automatically includes an Inheritance Period during which amounts are payable irrespective of whether the Annuitant is alive. The Inheritance Period is set initially when an Annuity is issued. However, as opposed to a variable immediate annuity, the Inheritance Period in the Annuity we offer subsequently varies while the Annuitant is alive, based on the Net Investment Performance of the Annuity, the Annuity Payment Amounts being paid out, and the increasing age of the Annuitant. That means that with each Annuity Payment, the remaining Inheritance Period can decrease by one month, more than one month, less than one month, or can even increase.

         (d)  Amounts payable after the Annuitant's death are fixed.

EXAMPLES: The examples which follow illustrate certain benefits under various hypothetical scenarios. These benefits are Annuity Payment Amounts, Cash Values, the Inheritance Period and the lump sum available in lieu of Annuity Payments due for a Beneficiary (noted in the examples as the "Lump Sum Alternative"). The value of these benefits are given as of the beginning of the Annuity Years shown. The examples assume that: (a) no tax charge applies; (b) the Premium is $100,000; (c) Net Investment Performance is a constant; (d) the Annuitant remains alive during the period shown; (e) the Benchmark Rate is 4% per year, compounded yearly; (f) the Cash Value is not reduced in conjunction with any "qualified" uses of the Annuity under the Internal Revenue Code; and (g) no transfer charge or split payments service fee is applicable. The hypothetical rates of return shown are gross rates of return, (e.g., not reflecting any applicable Insurance or Tax Charges). Any illustration presented to you based on a specific Premium and a specific Annuitant may show values for Annuity Years in addition to the 1st, 5th, and 10th. For more information about personalized illustrations, see "Illustrations", both in this Prospectus and in the Statement of Additional Information, as well as Appendix B of this Prospectus.

THE  EXAMPLES  ARE  ILLUSTRATIVE   ONLY  -  THEY  SHOULD  NOT  BE  CONSIDERED  A
REPRESENTATION OF ACTUAL PAST OR FUTURE PERFORMANCE OF AN ANNUITY, ANY SUB-ACCOUNT OR ANY PORTFOLIO - ACTUAL PERFORMANCE MAY BE MORE OR LESS THAN THE HYPOTHETICAL RATES OF RETURN SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE AND THE NET INVESTMENT PERFORMANCE OF THE INVESTMENT OPTIONS SELECTED. THE VALUES ALSO WOULD DIFFER FROM THOSE SHOWN IF THE RATE OF RETURN FLUCTUATED RATHER THAN REMAINED CONSTANT, EVEN IF THE AVERAGE RATES OF RETURN EQUALED THOSE SHOWN. IT IS HIGHLY LIKELY THAT VALUES WILL DIFFER FROM THOSE SHOWN BECAUSE INVESTMENT RETURNS WILL FLUCTUATE FROM MONTH TO MONTH. THE RATES OF RETURN SHOWN ARE HYPOTHETICAL AND MAY NOT BE ACHIEVED OVER ANY PERIOD OF TIME. NO RATE OF RETURN IS GUARANTEED.

The Inheritance Periods shown indicate a number of months. Partial months are rounded down. Annuity Payment Amounts, Cash Values and Lump Sum Alternative are rounded down to the nearest dollar.

                         Female Annuitant, Age 70 at Issue; Values as of the Beginning of each Annuity Year
                                                               Years
                               1                                       5                                     10
                               -                                       -                                     --

Hypo-                                      Lump                                     Lump                                   Lump
thetical       Annuity                     Sum          Annuity                     Sum        Annuity                     Sum
Rate of        Payment   Cash  Inheritance Alterna-     Payment  Cash  Inheritance Alterna-     Payment   Cash  InheritanceAlterna-
Return         Amount    Value   Period*   tive         Amount   Value   Period*    tive        Amount    Value   Period*  tive
------         ------    -----   -------   ----         ------   -----   -------    ----        ------    -----   -------  ----


0%
4%
6%
8%
10%
12%

Male Annuitant, Age 70 at Issue; Values as of the Beginning of each Annuity Year
                                                               Years
                               1                                       5                                     10
                               -                                       -                                     --

Hypo-                                      Lump                                    Lump                                     Lump
thetical       Annuity                     Sum          Annuity                     Sum        Annuity                      Sum
Rate of        Payment   Cash  Inheritance Alterna-     Payment  Cash  Inheritance Alterna-     Payment   Cash  Inheritance Alterna-
Return         Amount    Value   Period*   tive         Amount   Value   Period*   tive        Amount    Value   Period*    tive
------         ------    -----   -------   ----         ------   -----   -------   ----        ------    -----   -------    ----


0%
4%
6%
8%
10%
12%

Female Annuitant, Age 60 at Issue; Values as of the Beginning of each Annuity Year
                                                               Years
                               1                                       5                                     10
                               -                                       -                                     --
Hypo-                                      Lump                                     Lump                                   Lump
thetical       Annuity                     Sum          Annuity                     Sum        Annuity                     Sum
Rate of        Payment   Cash  Inheritance Alterna-    Payment  Cash  Inheritance Alterna-     Payment   Cash  Inheritance Alterna-
Return         Amount    Value   Period*   tive         Amount   Value   Period*   tive        Amount    Value   Period*    tive
------         ------    -----   -------   ----         ------   -----   -------   ----        ------    -----   -------    ----


0%
4%
6%
8%
10%
12%

                                               *Inheritance Period values are months.

Male Annuitant, Age 60 at Issue;  Values as of the Beginning of each Annuity Year
                                                               Years
                               1                                       5                                     10
                               -                                       -                                     --
Hypo-                                      Lump                                    Lump                                     Lump
thetical       Annuity                     Sum          Annuity                     Sum        Annuity                      Sum
Rate of        Payment   Cash  Inheritance Alterna-     Payment  Cash  Inheritance Alterna-     Payment   Cash  Inheritance Alterna-
Return         Amount    Value   Period*   tive         Amount   Value   Period*   tive        Amount    Value   Period*    tive
------         ------    -----   -------   ----         ------   -----   -------   ----        ------    -----   -------    ----


0%
4%
6%
8%
10%
12%

  Joint Annuitants - Male Annuitant, Age 70 at Issue, Female Annuitant Age 68 at Issue; Values as of the Beginning of each Annuity
Year
                                                               Years
                               1                                       5                                     10
                               -                                       -                                     --
Hypo-                                      Lump                                    Lump                                    Lump
thetical       Annuity                     Sum          Annuity                     Sum        Annuity                     Sum
Rate of        Payment   Cash  Inheritance Alterna-     Payment  Cash  Inheritance Alterna-     Payment   Cash  Inheritanc Alterna-
Return         Amount    Value   Period*   tive         Amount   Value   Period*   tive        Amount    Value   Period*   tive
------         ------    -----   -------   ----         ------   -----   -------   ----        ------    -----   -------   ----


0%
4%
6%
8%
10%
12%


Examples may be presented in relation to a class of contracts or a group contract that uses a different set of Maximum Inheritance Periods and/or Benchmark Rate from those used in conjunction with these examples.

                     *Inheritance Period Values are months.

IMPORTANT NOTE: INFORMATION CONTAINED IN THE HIGHLIGHTS SECTION PRESENTED ON PAGES 5 THROUGH 10 OF THE PROSPECTUS IS NOT REPEATED BELOW. THE REST OF THE PROSPECTUS PROVIDES ADDITIONAL DETAILS ABOUT THIS OFFERING. YOU SHOULD READ THE HIGHLIGHTS BEFORE READING THE ADDITIONAL DETAILS THAT FOLLOW.

THE INVESTMENT OPTIONS: We allocate assets to the investment options you select to support our obligations pursuant to your Annuity. Each of these investment options is a Sub-account of American Skandia Life Assurance Corporation Variable Account B (Class 3 Sub-accounts) (see "The Separate Account"). As of the date of this Prospectus, the available Sub-accounts and the Portfolios in which such Sub-accounts invest are those shown below.

You must notify us as to which investment options you wish to utilize before we will issue an Annuity. Your allocations are subject to our allocation rules (see "Allocation Rules").

{The sub-accounts, underlying mutual funds and portfolios may differ depending on the contract offered or for specific classes. The applicable investment options will be shown in the applicable definitive prospectus.}

                  Underlying Mutual Fund:                                           American Skandia Trust

                  Sub-account                                            Underlying Mutual Fund Portfolio

                  LA Growth and Income 3                                     Lord Abbett Growth and Income
                  AST Money Market 3                                                      AST Money Market
                  JanCap Growth 3                                                            JanCap Growth
                  AST Janus Overseas Growth 3                                    AST Janus Overseas Growth
                  Fed Utility Inc 3                                               Federated Utility Income
                  Fed High Yield 3                                                    Federated High Yield
                  T. Rowe Price International Equity 3                  T. Rowe Price International Equity
                  T. Rowe Price Natural Resources 3                        T. Rowe Price Natural Resources
                  T. Rowe Price Asset Allocation 3                          T. Rowe Price Asset Allocation
                  T. Rowe Price International Bond 3                     T. Rowe Price International Bond
                  T. Rowe Price Small Company Value 3                    T. Rowe Price Small Company Value
                  Founders Capital Appreciation 3                            Founders Capital Appreciation
                  Founders Passport 3                                                    Founders Passport
                  INVESCO Equity Income 3                                            INVESCO Equity Income
                  PIMCO Total Return Bond 3                                        PIMCO Total Return Bond
                  PIMCO Limited Maturity Bond 3                                PIMCO Limited Maturity Bond
                  Berger Capital Growth 3                                            Berger Capital Growth
                  RS Value + Growth 3                                    Robertson Stephens Value + Growth
                  AST Putnam Value Growth & Income 3                      AST Putnam Value Growth & Income
                  AST Putnam International Equity 3                        AST Putnam International Equity
                  AST Putnam Balanced 3                                                AST Putnam Balanced
                  Twentieth Century International Growth 3       Twentieth Century International Growth
                  Twentieth Century Strategic Balanced 3              Twentieth Century Strategic Balanced

                  Underlying Mutual Fund:                                          The Alger American Fund

                  Sub-account                                            Underlying Mutual Fund Portfolio

                  AA Small Capitalization 3                                           Small Capitalization
                  AA Growth 3                                                                       Growth
                  AA MidCap Growth 3                                                         MidCap Growth

                  Underlying Mutual Fund:                                               Neuberger & Berman
                                                                                 Advisers Management Trust

                  Sub-account                                            Underlying Mutual Fund Portfolio

                  NB Partners 3                                                                   Partners





                  Underlying Mutual Fund:                                      Montgomery Variable Series

                  Sub-account                                             Underlying Mutual Fund Portfolio

                  MV Emerging Markets 3                      Montgomery Variable Series:  Emerging Markets

                  Underlying Mutual Fund:                                             Life & Annuity Trust

                  Sub-account                                             Underlying Mutual Fund Portfolio
                  WF Asset Allocation 3                                              Asset Allocation Fund
                  WF U.S. Government Allocation 3                          U.S. Government Allocation Fund
                  WF Growth and Income 3                                            Growth and Income Fund
                  WF Money Market 3                                                      Money Market Fund

THE SEPARATE ACCOUNT: Assets supporting the benefits of this Annuity before the Inheritance Date are held in one of our Separate Accounts. The Separate Account used in relation to Annuities is American Skandia Life Assurance Corporation Variable Account B (Class 3 Sub-accounts), which was established under the laws of the State of Connecticut.

We are the legal owner of the assets in the Separate Account. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against such Separate Account in accordance with the terms of the annuities supported by such assets without regard to our other income, gains or losses or to the income, gain or losses in any other of our separate accounts. We will maintain assets in the Separate Account with a total market value at least equal to the reserve and other liabilities we must maintain in relation to the annuity obligations supported by such assets. These assets may only be charged with liabilities which arise from such annuities, which may include both Annuities offered pursuant to this Prospectus and certain other annuities we may offer. The investments made by the Separate Account are subject to the requirements of applicable state laws.

The amount of our obligations pursuant to Annuities are directly or indirectly based in large part on the investment performance of the applicable Sub-accounts. However, the obligations themselves are our general corporate obligations.

The Separate Account is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the investment policies, management or practices of the Separate Account. As of the date of this Prospectus, we offer a number of Sub-accounts. You will find additional information about the Portfolios in which the Sub-accounts invest in the prospectuses of the underlying mutual funds. Portfolios added to the underlying mutual funds may or may not be offered through additional Sub-accounts.

Sub-accounts are permitted to invest in underlying mutual funds or Portfolios that we consider suitable. We also reserve the right to add Sub-accounts, eliminate Sub-accounts, to combine Sub-accounts, or to substitute underlying mutual funds or Portfolios.

Values and benefits based on a Sub-account vary directly with the investment performance of the corresponding Portfolio. We do not guarantee the investment results of any Sub-account.

New Portfolios may be made available by the creation of new Sub-accounts from time to time. Such a new Portfolio of an underlying mutual fund will be disclosed in its prospectus. However, addition of a Portfolio to an underlying mutual fund does not require us to create a new Sub-account to invest in that Portfolio.

The investment objectives, policies, charges, operations, the attendant risks and other details pertaining to the Portfolios are described in the prospectuses of the underlying mutual funds and the statements of additional information for such underlying mutual funds. Also included in such information is the investment policy of the Portfolios regarding the acceptable ratings by recognized rating services for bonds and other debt obligations. There can be no guarantee that any Portfolio will meet its investment objective. You should review the prospectus of any underlying mutual fund in which a Sub-account that you are considering invests.

Shares of a Portfolio may be available to variable life insurance and variable annuity separate accounts of other insurance companies, or may be made available directly to various plans designed to qualify as certain retirement plans under the Code. Possible consequences of this multiple availability are discussed in the subsection entitled Resolving Material Conflicts.

CHARGES: For all Annuities we use Annuity Factors in calculating the applicable number of Units. We also assess ongoing insurance charges against the Sub-accounts. There also are charges which are assessed in certain situations:
(a) tax charges; (b) a transfer charge; and (c) where permitted, a service fee for Annuity Payments split between multiple recipients.

         Annuity Factors: Annuity Factors are used in determining the number of Units (see "Units"). The Annuity Factors differ depending on the Benchmark Rate, the Annuitant's attained age and, where permitted by law, gender. The Annuity Factors reflect assumptions regarding the costs we expect to bear in guaranteeing payments for the lives of Annuitants. We may use different Annuity Factors for different classes of Annuities. We use certain mortality, interest, lapse, profit and expense assumptions, including distribution expenses, in determining Annuity Factors.

         Insurance Charges: We assess a charge each Valuation Date against each Sub-account. The charge is 1.00% per year of the average daily total value of each Sub-account. We assess these charges in relation to the risks we bear that mortality experience is more favorable to Annuitants than our assumptions and that the actual expenses for these long term contracts are greater than our assumptions.

         Tax Charges: In several states a tax is payable. We will deduct the amount of tax payable, if any, from your Premium. The amount of the tax varies from jurisdiction to jurisdiction. It may also vary depending on whether the Annuity is designed to qualify for certain treatment under the Code. In each jurisdiction, the state legislature may change the amount of any current tax, may decide to impose the tax, eliminate it, or change the time it becomes payable. In those jurisdictions imposing such a tax, the tax rates currently in effect range up to 3 1/2%. In addition to state taxes, local taxes may also apply. The amounts of these taxes may exceed those for state taxes. We also reserve the right to assess a charge against the Sub-accounts equal to any taxes which may be imposed upon the Sub-accounts.

         Transfer Charge: We charge $10 for each transfer to each Sub-account after the first transfer in each Annuity Year. For these purposes, the first transfer in each Annuity Year includes all transfers occurring on the same Valuation Date. After the first transfer in an Annuity Year, we charge separately for transfers into each Sub-account. The charge generally is deducted from any payment or distribution due on the date of such transfer. However, if there is no amount payable on the date of the transfer, we deduct the charge from the first such payment or distribution immediately following the transfer.

         Split Payments Service Fee: We reserve the right to charge a fee for splitting into multiple payments any Annuity Payment, distribution of the Cash Value upon surrender or payment of a lump sum in lieu of Annuity Payments for Beneficiaries. We will waive such a fee for your Annuity one time. The fee is $3 for each split payment. The fee is deducted pro-rata from all the payments forwarded. For example, assume that the current Annuity Payment Amount is $1,000.00. If you ask that Annuity Payments be forwarded to an account for the Annuitant's benefit and to accounts for the benefit of two other recipients, we will deduct $6 (the payment is split twice for purposes of determining this fee) and forward $31.33 for each recipient.

         Portfolio Charges: The underlying mutual funds assess various charges for investment management and investment advisory fees. These charges generally differ between Portfolios. You will find additional details in the fund prospectuses and the applicable statements of additional information. The underlying mutual fund assesses various charges for investment management and investment advisory fees. These charges generally differ between portfolios within the underlying mutual fund. You will find additional details in the fund prospectus and its statement of additional information.

PURCHASING ANNUITIES: You may purchase an Annuity for various purposes. You must meet our requirements before we agree to issue an Annuity. You need to make certain designations. You may qualify for certain programs we may offer from time to time, such as crediting additional Units based on the size of your Premium. You have a "free-look" period during which you may return your Annuity for a refund. That refund may be less or more than the amount of your Premium. Any amount of refund derived from Premiums paid by check may be delayed until such time as the checks have cleared your bank.

         Uses Of The Annuity: The Annuity may be issued in connection with or purchased as a funding or distribution vehicle for certain retirement plans designed to meet the requirements of various sections of the Code. Generally, it will be used as a distribution vehicle. These sections of the Code may include, but are not limited to, Sections 401 (corporate, association, or self-employed individuals' retirement plans), Section 403(b) (tax-sheltered annuities available to employees of certain qualifying employers) and Section 408 (rollovers or transfers for individual retirement accounts and individual retirement annuities - "IRAs" and simplified employee pensions). We may require additional information regarding such plans before we issue an Annuity to be used in connection with such retirement plans. We may also restrict or change certain rights and benefits, if in our opinion, such restrictions or changes are necessary for your Annuity to be used in connection with such retirement plans. For example, the amount of the Cash Value may be lower than what it otherwise might be if the Annuity is used for distributions from plans that might be subject to certain excise or penalty taxes if fully distributed to the plan participant. The Annuity may also be used in connection with plans that do not qualify under the sections of the Code noted above.

         Application And Purchase: Our underwriting requirements must be met and we must receive a Premium at our Office before we agree to issue an Annuity. Such underwriting requirements may include, but may not be limited to: (a) a properly completed Application; (b) an election regarding tax withholding; (c) state or Federally mandated representations in connection with any exchange of annuities, transfers of assets pursuant to certain retirement plans or other matters; (d) instructions on how to allocate your Net Premium among the investment options; and (e) evidence satisfactory to us of the age of the Annuitant. As of the date of this Prospectus, the minimum Premium we accept is $50,000. This Minimum Premium may vary by class. We will accept less if the average Premium paid on all contracts held by the same Owner would not be less than the minimum. Our Office must give you prior approval before we accept a Premium exceeding $1,000,000. The age on his or her last birthday of any Annuitant as of the Issue Date must be at least 35, and may not be greater than
85. These ages may differ by class.

We reserve the right to retain your Premium and not issue an Annuity for up to two business days after we receive, at our Office, all of our requirements for issuing the Annuity as applied for. We may retain the Premium for up to five business days while we attempt to obtain all such requirements. We will try to reach you or any other party from whom we need any information or materials. If the requirements cannot be fulfilled within that time, we will (a) attempt to inform you of the delay, and (b) return the amount of the Premium, unless you specifically consent to our retaining it until all our requirements are met. Once our requirements are met, the Annuity is issued and assets supporting our obligation pursuant to your Annuity are allocated to the applicable Sub-account within two business days. We confirm receipt of the Premium and allocation of the Net Premium if we agree to issue an Annuity.

         Breakpoints: Wherever allowed by law, we reserve the right to credit additional Units to your Annuity if you submit a large Premium. The number of additional Units depends on the additional dollar amount applied to credit Units and the applicable Annuity Factors used to purchase Units and the Unit Values as of the date such Units are added. Due to circumstances such as, for example, an intervening change in the age of the Annuitant, such Annuity Factors may differ from those applicable as of the Issue Date.

The current breakpoints for qualifying for additional Units are shown below. Also shown is the additional dollar amount used to credit additional Units, expressed as a percentage of the Premium.

                                                                 Additional Dollar Amounts Applied to Credit Units
                  Premium                                                  Expressed as a Percentage of the Premium

                  At least $[            ] but less than $[         ]                                       [    ]%

                  At least $[            ] or more                                                          [    ]%

The dollar amount used to purchase additional Units will be divided pro-rata among the investment options you are then utilizing, based on the Tabular Amount of each investment option as of the date such additional Units are to be applied. The additional Units are applied on the later of the Annuity Date or the first Monthaversary after your "free-look" period has ended (see "Right to Return the Annuity"). Additional Units are credited by us on your behalf with funds from our general account. As of the date of this Prospectus, we were making such a program available. However, we reserve the right to modify, suspend or terminate it at any time, or from time to time, without notice.

We do not consider the additional Units to be "investment in the contract" for income tax purposes. As a result, the portion of any Annuity Payment Amount that may be excludable from income taxation is not increased by any additional Units (see "Certain Tax Considerations").

Generally, the breakpoints apply separately to each Annuity purchase. However, we reserve the right to apply the breakpoints cumulatively in relation to multiple Annuities which in our sole opinion are held by or for the benefit of any or all of the following: (a) an Owner; (b) an Owner and such Owner's spouse and/or children; (c) an Annuitant; or (d) an Annuitant and such Annuitant's spouse and/or children. Should such Annuities be issued on the same day, we apply the applicable additional Units pro-rata among the Annuities then being issued.

         Allocation Rules: We may limit the number of investment options which you may use at one time. As of the date of this Prospectus, you may not use more than five investment options at one time. We may also require allocation of a minimum actuarial value in an investment option as of the date your election to use an investment option takes effect. As of the date of this Prospectus, that minimum actuarial value is $10,000.

         Annuitant, Owner and Beneficiary Designations: You may, or in one case, must make certain designations that apply to the Annuity if issued. These designations and any changes to such designations are subject to our rules and to applicable regulatory or statutory requirements. An Annuitant must be named. The Annuitant can be the Owner, but does not have to be. You may also name one or more primary Beneficiaries and one or more contingent Beneficiaries. Such designations will be revocable unless you indicate otherwise or we endorse your Annuity to indicate that such designation is irrevocable to meet certain regulatory or statutory requirements. Where required by law, we require the consent In Writing of the spouse of any person with a vested interest in an Annuity before processing a transaction requiring such person's written consent. Naming someone other than the payor of the Premium as Owner, Annuitant and/or as an irrevocable Beneficiary may have gift, estate or other tax implications.
You should consult with your tax advisor before making or changing any designation.

                  Annuitant: Designations of Annuitants, including the number of Annuitants, are subject to our rules and underwriting requirements. You may name one or multiple Annuitants. The designation must be In Writing. We will not issue an Annuity unless an Annuitant is named. As of the date of this Prospectus, we require that Annuitants be at least 35 years old as of the Issue Date and not be older on such date than 85. These ages may be different for different classes of purchasers. If you name multiple Annuitants, we currently pay 100% of the Annuity Payments that would be due if the deceased Annuitant was still alive for the surviving Annuitant or Annuitants. However, we reserve the right to offer plans that pay a lower percentage. We require the consent In Writing of all surviving Annuitants for any transaction for which we require the written consent of Annuitants. The Annuitant designation cannot be changed once an Annuity is issued.

                  Owner: We assume the Annuitant is the Owner unless we are otherwise notified In Writing before we issue an Annuity. If there are joint Annuitants, we assume each Annuitant is a joint Owner unless otherwise notified In Writing. You may name more than one Owner. If you do, all rights reserved to Owners are then held jointly. We require the consent In Writing of all joint Owners for any transaction for which we require the written consent of Owners. If an Owner who is a natural person dies, all rights vest equally in the surviving Owners.

All ownership rights pass to the Beneficiary as of the Inheritance Date unless you instruct us prior to that time that ownership should remain with any then surviving Owners. If ownership rights vest in a Beneficiary and if there is no prior irrevocable contingent Beneficiary designation, such Beneficiary may name a person or entity to receive any remaining Annuity Payments yet to be paid subsequent to such Beneficiary's death. Similar rights and rules apply if any person on whose behalf Annuity Payments are payable after the Beneficiary's death dies while there are remaining Annuity Payments due.

You may name a contingent Owner. Ownership rights pass to such a contingent Owner upon the death (or in the case of an entity, the dissolution) of the Owner.

If ownership rights do not pass as discussed above to a joint Owner, a contingent Owner, a Beneficiary, contingent Beneficiary or person named by the Beneficiary to take over ownership rights in case of the Beneficiary's death, then ownership rights pass as provided by law upon the occurrence of: (a) death, if the last person holding ownership rights is a natural person; (b) the dissolution of any entity with ownership rights, if such entity is a corporation or partnership; or (c) if ownership rights are held by a trust, custodial account or person acting as a court-appointed legal representative of another, the resignation or death of such a trustee, custodian or legal representative, or the determination by a court of competent jurisdiction that such a trustee, custodian or legal representative no longer may fill such role.

                  Beneficiary: You may name more than one primary and more than one contingent Beneficiary. If you do, the proceeds will be payable in equal shares for the survivors in the appropriate beneficiary class, unless you have requested otherwise In Writing and we have accepted such designation. Should you wish, you may provide instructions that cannot be changed by the Beneficiary as to whether any payments for a Beneficiary must be payable as Annuity Payments or as a lump sum. We must receive such instructions In Writing before the Inheritance Date.

Any payments for a Beneficiary will become payable for any designated contingent Beneficiary if the primary Beneficiary dies before the Inheritance Date.

If a Beneficiary dies after the Inheritance Date, any Annuity Payments for such Beneficiary are payable for the person or entity named by the Beneficiary, unless an irrevocable contingent Beneficiary designation was made before the Inheritance Date. If such an irrevocable designation was made, any Annuity Payments still due after the Beneficiary's death will become payable for such contingent Beneficiary. Similar rules apply if any person receiving Annuity Payments after both the Annuitant's and the Beneficiary's death dies during the Inheritance Period.

If no Beneficiary is alive as of the Inheritance Date or in the absence of any Beneficiary designation, amounts then payable will vest in you or your estate. If Annuity Payments are payable for a Beneficiary and no irrevocable contingent Beneficiary has been named or no person or entity was named by the Beneficiary to receive Annuity Payments during any remaining Inheritance Period subsequent to his or her death, then such Annuity Payments vest in the Beneficiary's estate.

         Tax Implications of Designations: Some of the tax implications of various designations are discussed in the section entitled Certain Tax Considerations. Additional implications include, but are not limited to, our assumptions as to who is the taxpayer when we make reports to the Internal Revenue Service or other authorities in relation to Annuities. As of the date of this Prospectus, we assume, for reporting income taxes, that the taxpayer in relation to Annuity Payments or the surrender of the Annuity for its Cash Value is the person or entity with ownership rights. However, we will report otherwise, or make other assumptions, should we, in our sole discretion, determine that we are required to do so in order to comply with applicable laws and regulations.

There are other tax issues than those addressed above or in the Certain Tax Considerations section, including, but not limited to, estate and inheritance tax issues. You should consult with a competent tax counselor regarding the tax implications of various designations. You should also consult with a competent legal advisor as to the implications of certain designations in relation to an estate, bankruptcy, community property, where applicable, and other matters.

         Right to Return the Annuity: You have the right to return the Annuity within a "free-look" period. The period generally is ten days starting on the date you receive your Annuity. The period is longer under certain circumstances, where required by law or regulation. We will inform you of the extent of the free-look period if and when we issue your Annuity. You must return your Annuity to exercise this right. The "standard refund" is (a) plus (b) minus (c) minus
(d), where: (a) is then current actuarial value for all future benefits under the Annuity as of the date we receive our requirements for cancellation of the Annuity, which will reflect investment performance since the Issue Date; (b) is the difference, if any, between the Premium and the Net Premium as of the Issue Date; (c) any Annuity Payment Amounts paid; and (d) is the dollar value on the date credited of any amounts we may have credited to the Annuity because of the size of the Premium ("Credits"). Where required by law or regulation, the amount to be refunded will be the Premium less any Annuity Payments Amounts paid and less any Credits, or, if required, the "standard refund" when greater.

ANNUITY PAYMENTS AND ANNUITY PAYMENT AMOUNTS: Before the Inheritance Date and while there is an Inheritance Period the Annuity Payment Amount cannot decrease. The Annuity Payment Amount increases when there is an Adjustment.

The Annuity Payment Amount for a following month can decrease only if there is no remaining Inheritance Period. Should that occur, we multiply the then current Unit Value by the number of Units to determine the next month's Annuity Payment Amount. It is possible that, after there is no remaining Inheritance Period, the Annuity may "restart" an Inheritance Period. This would occur if, subsequent to the Inheritance Period ending, the total Tabular Amount - Unit Value times the number of Units combined for each investment option being utilized - would produce an Annuity Payment Amount that exceeded the prior month's Annuity Payment Amount. Should that occur, the actual Annuity Payment Amount, prior to any Adjustment, for the subsequent month would not increase, and the increase otherwise payable will be allocated to restart an Inheritance Period.

As of the Inheritance Date, both the length of any remaining Inheritance Period and the level of Annuity Payment Amounts for a Beneficiary are fixed. The Annuity Payment Amounts payable for a Beneficiary are level and do not change. The present value of the Annuity Payments payable for a Beneficiary equals the lump sum that may be taken in lieu of Annuity Payments.

The following is a hypothetical example of how this works. Assume: (a) a Premium of $100,000.00 for an Annuity with a 70 year old female Annuitant; (b) an Inheritance Date on the first anniversary of the Annuity Date; (c) total Annuity Payment Amounts paid before the Inheritance Date of $7,000.00; (d) a Cash Value immediately before the Inheritance Date of $85,000.00; and (e) the remaining Inheritance Period immediately before the Inheritance Date of 202 months. In that circumstance the Inheritance Period as of the Inheritance Date would be 220 months and the Annuity Payment Amount of each Annuity Payment for the Beneficiary would be $600.00.

         Requirements for Annuity Payments While the Annuitant is Alive: We must receive at our Office: (a) an account at a financial institution to which we may forward any Annuity Payments; and (b) necessary representations In Writing regarding tax withholding. We also require, from time-to-time, evidence In Writing satisfactory to us that the Annuitant is alive. Starting with the Annuity Payment due immediately after the date we need submission of our requirements, we may withhold Annuity Payments until we receive our requirements or until we receive In Writing due proof satisfactory to us of the Annuitant's death. Such withheld Annuity Payments will be maintained in our general account. We credit interest at 3% per year, compounded yearly, on each withheld Annuity Payment unless otherwise required by law. Should we subsequently receive the applicable requirements, we pay the withheld Annuity Payments plus any interest credited in a lump sum for the benefit of the applicable recipient (see "Payments and Recipients").

         Requirements for Annuity Payments Payable to the Beneficiary: We must receive at our Office: (a) election of Annuity Payments prior to the Inheritance Date or, if no election was made, consent to Annuity Payments by all Beneficiaries (see "Payments and Recipients"); (b) due proof satisfactory to us In Writing of the death of all Annuitants; (c) the Annuity; (d) the account(s) at one or more financial institutions to which we may forward Annuity Payments for each Beneficiary; and (e) all representations, In Writing, that we require or which are mandated by applicable law or regulation in relation to making payments for the Beneficiary, including any required in relation to tax withholding. Once Annuity Payments begin to be paid for a Beneficiary, we may require, from time-to-time, evidence In Writing satisfactory to us that a natural person who is a Beneficiary is alive. Starting with the first Annuity Payment for the Beneficiary, we may withhold Annuity Payments until we receive such requirements, or until we receive In Writing due proof satisfactory to us of such Beneficiary's death. We credit interest at 3% per year, compounded yearly, on each withheld Annuity Payment unless otherwise required by law. Should we subsequently receive our requirements, we pay the withheld Annuity Payments plus any interest credited in a lump sum for the benefit of the applicable recipient (see "Payments and Recipients").

         Lump Sum in Lieu of Annuity Payments to the Beneficiary: If there is an Inheritance Period remaining as of the Inheritance Date, the Annuity Payments payable for the Beneficiary may be commuted by the Beneficiary if: (a) before the Inheritance Date you did not elect, In Writing, to prohibit commutation; and
(b) all Beneficiaries agree In Writing to such commutation. All requirements that would otherwise apply for Annuity Payments payable for the benefit of the Beneficiary will apply before we pay a lump sum as an alternative.

The following is a hypothetical example of how this works. Assume: (a) a Premium of $100,000.00 for an Annuity with a 70 year old female Annuitant; (b) an Inheritance Date on the first anniversary of the Annuity Date; (c) total Annuity Payment Amounts paid before the Inheritance Date of $7,000.00; and (d) a Cash Value immediately before the Inheritance Date of $85,000.00. In that circumstance, because of this guarantee, the lump sum available as of the Inheritance Date would be $93,000.00.

ADJUSTMENTS: Each Monthaversary we determine if an Adjustment is required. An Adjustment is required if the recalculated Inheritance Period would exceed the then current Maximum Inheritance Period. The actuarial value of the Annuity's benefits after the Adjustment exactly equals what it was before the Adjustment. However, after an Adjustment: (a) the Inheritance Period equals the then current Maximum Inheritance Period; (b) the number of Units is increased; and (c) the Annuity Payment Amount for the following month is increased.

As a  hypothetical  example,  assume:  (a) an Annuity  was issued  with a female
Annuitant exactly age 70, with a Premium of $100,000.00 and a Maximum Inheritance Period equaling 216.45 months; (b) on the 28th Monthaversary, the Inheritance Period would exceed the then current Maximum Inheritance Period and as a result, the Inheritance Period is set equal the then current Maximum Inheritance Period of 195.63 months; and (c) the next month's Annuity Payment Amount, before any Adjustment, is $564.00. An Adjustment is required because the Inheritance Period would otherwise exceed the then current Maximum Inheritance Period. Immediately after the Adjustment, the number of units is increased from
564.40 to 564.44 and the next month's Annuity Payment Amount is increased to $565.00.

You may find the concept of this type of adjustment more understandable if you think of the total actuarial value of an Annuity as the equivalent of the area of a rectangle. To determine the area of a rectangle you multiply the length times the width. For example if you have a rectangle that is 8 inches long and 3 inches wide, the area is 24 square inches (8 X 3 = 24). If you decrease the length but wish to have a rectangle that has the same area, you must increase the width. For example, if you decrease the length from 8 inches to 6 inches and want to keep the area at 24 square inches, you must increase the width from 3 inches to 4 inches (6 X 4 = 24). If you think of the Inheritance Period as the equivalent to the length and the future Annuity Payment Amount as the width, then you may see how reducing the length of the Inheritance Period that has grown beyond the then current Maximum Inheritance Period is just like reducing the length of a rectangle that has grown in area but now has a length that exceeds a maximum permissible length. In the rectangle, when you reduce the length to the permitted maximum, you must then increase the width to have the same area before and after this adjustment. In the Annuity, reducing the length of the Inheritance Period requires increasing the future Annuity Payment Amount in order to have the same total actuarial value before and after the Adjustment.

If, on the Monthaversary, no Inheritance Period remains, the result is likely to be a reduction in the subsequent month's Annuity Payment Amount.

As a hypothetical example, assume: (a) an Annuity utilizes only one investment option; (b) the Premium was $100,000.00; (c) the Annuitant was a 70 year old female when the Annuity was purchased; (d) the initial number of Units was 564 and the initial Annuity Payment Amount was $564.00; (e) there was an Inheritance Period remaining as of the immediately prior Monthaversary of 2.06 months; (f) as of the current Monthaversary no more Inheritance Period remains; and (g) the Unit Value as of the current Monthaversary is 0.72. The Annuity Payment Amount for the subsequent Monthaversary will equal the Tabular Amount as of this Monthaversary, which equals the number of Units times the current Unit Value, or $406.00.

SURRENDER: You may surrender your Annuity for an amount equal to its Cash Value at any time after the free-look period (see "Right to Return the Annuity"), as long as the Annuitant is alive. Partial withdrawals of any Cash Value are not permitted. The Cash Value due, if any, is determined as of the Valuation Period we receive our requirements for a surrender. Payment of Cash Value, if any, is due not later than seven days after the Valuation Date we receive our requirements for a surrender. We also may require evidence satisfactory to us that the Annuitant is alive.

         Requirements for a Surrender: We must receive at our Office: (a) a request In Writing; (b) the account of the Owner at a financial institution to which we may forward the Cash Value; (c) the Annuity; and (d) necessary representations In Writing regarding tax withholding.

PAYMENTS AND RECIPIENTS: The recipient of a payment, be it an Annuity Payment, a lump sum for a Beneficiary in lieu of Annuity Payments or Cash Value upon surrender, must provide us with an account at a financial institution to which we may forward such payments. Payments will not be made by check. Subject to our rules, we may, as a convenience, forward a payment for an Annuitant, Owner, Beneficiary, contingent Beneficiary (or a person selected by a Beneficiary to receive remaining Annuity Payments after such Beneficiary's death) to an account for the benefit of an alternate person or entity. We must receive the request to forward payments to such alternate person or entity In Writing from the person or entity that then has ownership rights.

We pay Annuity Payments to an account for the Annuitant first designated on the Application unless you instruct us to forward Annuity Payments to an account for any other named Annuitant. We forward any Cash Value upon surrender to the account(s) for the benefit of each Owner unless you instruct us otherwise.

Before the Inheritance Date, we will split Annuity Payments among accounts for all the Annuitants if requested by the Owner In Writing. If: (a) such a split has been selected; (b) one of any joint Annuitant dies but other joint Annuitants survive; and (c) we receive proof satisfactory to us of the death of one of the joint Annuitants; then any subsequent Annuity Payments will be split pro-rata among accounts for the surviving Annuitants. Such splits of Annuity Payments can be terminated by the Owner by forwarding a request to us In Writing before the Inheritance Date.

Any amounts due as of or after the Inheritance Date will be split among accounts for any named Beneficiaries in accordance with the Beneficiary designation. However, we will not accept an instruction to pay part as a lump sum and part as Annuity Payments. We will pay the lump sum and our liability under the Annuity will terminate if no election is received by us at our Office before the Inheritance Date or if, as of the Inheritance Date, multiple Beneficiaries cannot agree as to whether amounts are to be received as Annuity Payments or a lump sum (assuming some amount is owed). We will make any determination that no agreement can be reached in our sole discretion not later than 60 days after the Inheritance Date.

We reserve the right to charge a fee for extra wire transfers each Monthaversary if Annuity Payments are to be split amount multiple recipients (see "Split Payments Service Fee").

TRANSFERS TO ANOTHER INVESTMENT OPTION: The extent to which values and benefits of your Annuity are based on Net Investment Performance, they are based on the Net Investment Performance of the investment options utilized at any particular time. Persons or entities with ownership rights may transfer between investment options, subject to our allocation rules (see "Allocation Rules"). The number of Units will change. The new number of Units will be calculated based on the then current Unit Value for the investment option(s) selected. The number of Units in any investment option not involved in a transfer will not be affected by such transfer. Transfers are not subject to taxation.

We reserve the right to require that transfer requests be In Writing. The transfer is effective as of the date our transfer requirements are satisfied. Transfers may be made between options once each calendar quarter. There is no fee for the first transfer in each Annuity Year. For this purpose, all transfers on the same day are treated as a single transfer. We charge for each subsequent transfer in each Annuity Year (see "Transfer Charge").

We reserve the right to limit the number of transfers in any Annuity Year. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request if we believe that: (a) excessive trading may have a detrimental effect on Unit Values or the share prices of the underlying mutual funds; or (b) we are informed by one or more of the underlying mutual funds that the purchase or redemption of shares is to be restricted because of excessive trading or a specific transfer or group of transfers is deemed to have a detrimental effect on share prices of affected underlying mutual funds.

Where permitted by law, we may accept an authorization of a third party to make transfers between investment options on behalf of any person or entity with ownership rights, subject to our rules. We may suspend or cancel such acceptance at any time. We may restrict the investment options that will be available during any period in which such a third party is authorized to make transfers. We give the authorized third party prior notification of any such restrictions. However, we will not enforce such a restriction if we are provided evidence satisfactory to us that: (a) such third party has been appointed by a court of competent jurisdiction; or (b) such third party has been appointed not just in relation to the Annuity but in relation to all financial affairs for the applicable person or entity.

We or an affiliate of ours may provide administrative or other support services to independent third parties authorized to conduct transfers or who provide recommendations as to how to utilize the investment options. This includes, but is not limited to, rebalancing among investment options in accordance with various investment allocation strategies such third party may employ, or transferring between investment options in accordance with market timing strategies employed by such third parties. Such independent third parties may or may not be appointed our agents for the sale of Annuities. However, we do not engage any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with us for the sale of Annuities. We therefore take no responsibility for the investment allocations and transfers transacted by such authorized third parties or any investment allocation recommendations made by such parties. We do not currently charge extra for providing these support services.

RIGHTS, BENEFITS AND SERVICES: The Annuity provides other rights, benefits and services in addition to those described above. A number of these rights, benefits and services, as well as some of the rules and conditions to which they are subject, are described below. These rights, benefits and services include, but are not limited to: (a) changing revocable designations; (b) transferring or assigning your Annuity; (c) exercising certain voting rights in relation to the Portfolios; and (d) receiving reports. These rights, benefits and services may be limited, eliminated or altered when an Annuity is purchased in conjunction with a qualified plan.

In administering any transactions for which you have authorized us to accept instructions by telephone or other electronic means, we may require presentation of proper identification prior to processing a transaction, including the use of a personal identification number ("PIN") issued by us. To the extent permitted by law or regulation, neither we or any person authorized by us will be responsible for any claim, loss, liability or expense in connection with a telephone or electronic transaction if we or such other person acted on such instructions in good faith in reliance on your authorization of transactions using such means and on reasonable procedures to identify persons so authorized through verification methods which may include a request for your Social Security number or a PIN as issued by us. We may be liable for losses due to unauthorized or fraudulent instructions should we not follow reasonable procedures.

         Changing Revocable Designations: Unless you indicate that a prior choice was irrevocable or your Annuity has been endorsed to limit certain changes, you may request to change all designations other than any Annuitant. The request must be In Writing. Such changes will be subject to our acceptance.

         Qualified Plan Surrender Limitations: The Annuities may be endorsed such that there are surrender limitations when used in relation to certain retirement plans which are designed to qualify under various sections of the Code ("qualified plans"). These limitations do not affect certain rollovers or exchanges between qualified plans or to an individual retirement account or individual retirement annuity. Any allowable surrenders from Annuities with such endorsements that are not transferred directly to the trustee of another qualified plan, the custodian of an individual retirement account or the issuer of an individual retirement annuity may be subject to automatic 20% withholding for Federal income tax. This may also trigger withholding for state income taxes (see "Certain Tax Considerations"). Surrenders may not be permitted from certain Annuities used with various qualified plans of the Code unless we receive a representation In Writing that the applicable Owner or Annuitant qualifies for any exceptions permitted under the Code.

         Voting Rights: We will vote shares of the Portfolios in the manner directed by persons or entities holding ownership rights. Such persons or entities give instructions only equal to the number of shares represented by the Units attributable to the applicable Annuity. All persons or entities with ownership rights as to a particular Annuity must agree as to instructions. We do not accept fractional instructions. If we, in our sole discretion, deem that there is no agreement, we will deem there to be no instructions received as to such shares.

We will vote the shares attributable to assets held in the Sub-accounts solely for us rather than on behalf of persons or entities holding ownership rights, or any share as to which we have not received instructions, in the same manner and proportion as the shares for which we have received instructions. We will do so separately for each Sub-account from various classes that may invest in the same Portfolio.

The number of votes for a Portfolio will be determined as of the record date for such Portfolio as chosen by the underlying mutual fund's board of trustees or directors, as applicable. We will provide persons or entities with ownership rights with proper forms and proxies to enable them to instruct us how to vote.

Persons  with  ownership  rights may instruct us how to vote on matters such as:
(a) changes to the board of trustees or directors, as applicable; (b) changing the independent accountant; (c) approval of the investment advisory agreement;
(d) any change in the fundamental investment policy; and (e) any other matter requiring a vote of the shareholders.

With respect to any necessary approval of changes to the investment advisory agreement, approval of a new investment advisory agreement or any change in fundamental investment policy, only persons or entities with ownership rights based on the Sub-account investing in the applicable Portfolio will instruct us how to vote on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

         Transfers, Assignments or Pledges: Generally, vested rights in an Annuity may be transferred, assigned or pledged for loans at any time. However, these rights may be limited depending on the use of the Annuity. Depending on the use of the Annuity, these transactions may be reported as subject to income taxes and certain penalty taxes (see "Certain Tax Considerations"). Generally, transfers, assignments or pledges to another person or entity may occur at any time prior to the death of the last surviving Annuitant. We generally will not accept transfers, assignments or pledges after such death. You must request a transfer or provide us a copy of the assignment In Writing. A transfer or assignment is subject to our acceptance. Prior to receipt of this notice, we will not be deemed to know of or be obligated under any assignment prior to our receipt and acceptance thereof. We assume no responsibility for the validity or sufficiency of any assignment.

         Reports to You: We provide at least one person or entity with ownership rights with financial reports regarding the Portfolios at least twice each year. Before the Inheritance Date, we also provide reports monthly on the Annuity Payment Amount and the Inheritance Period.

THE COMPANY: American Skandia Life Assurance Corporation is a wholly owned subsidiary of American Skandia Investment Holding Corporation, whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies whose predecessor commenced operations in 1855. Two of our affiliates, American Skandia Marketing, Incorporated and American Skandia Information Systems and Technology Corporation, may undertake certain administrative functions on our behalf. As of the date of this Prospectus, our affiliate, American Skandia Investment Services, Inc., was engaged as investment manager for American Skandia Trust, one of the underlying mutual funds.

We began offering annuities in 1988. As of the date of this Prospectus, we offer: (a) certain deferred annuities that are registered with the Securities and Exchange Commission, including variable annuities and fixed interest rate annuities that include a market value adjustment feature; (b) certain other fixed deferred annuities that are not registered with the Securities and Exchange Commission; (c) fixed and adjustable immediate annuities; and (d) the Annuities offered pursuant to this Prospectus.
We may, in the future, offer other annuities, life insurance and other forms of insurance.

CERTAIN TAX CONSIDERATIONS: Pursuant to Section 72(s) of the Code, one of the criteria for an annuity to be treated as such for purposes of the income taxation of the taxpayer is if it provides for certain required distributions after the date of death of the contractholder. In addition, pursuant to Section 72(u)(E)(3) and 72(u)(4), one of the criteria for an annuity to be treated as such for purposes of the income taxation of the taxpayer is if it meets all of the following standards for being considered an immediate annuity: (a) it is purchased with a single premium or annuity consideration; (b) the date annuity payments are to begin commences no later than 1 year from the date of the purchase of the annuity; and (c) it provides for a series of substantially equal periodic payments to be made not less frequently than annually during the annuity period. We believe that the Annuity meets all these requirements and should be considered an immediate annuity for the Federal income tax purposes of taxpayers.

The following is a brief summary of certain Federal income tax laws relating to an Annuity as we believe they are currently interpreted. No one can be certain that the laws or interpretations will remain unchanged or that agencies or courts will always agree as to how the tax law or regulations are to be interpreted. This discussion is not comprehensive, and it is not intended as tax advice. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

         Our Tax Considerations:  We are taxed as a life insurance company under
Part I, subchapter L, of the Code.

         Tax Considerations Relating to Your Annuity: Section 72 of the Code governs the taxation of annuities in general. Taxation of an immediate annuity is largely dependent upon whether it is used in a qualified pension or profit sharing plan or other retirement arrangement eligible for special treatment under the Code

                  Annuity Payments: Annuity Payments due the Annuitant are, under most circumstances, treated as "amounts received as an annuity". The taxable portion of each Annuity Payment is determined by a formula which establishes the ratio that "investment in the contract" bears to the total value of Annuity Payments anticipated to be made as of the Issue Date. Pursuant to that formula, if there is an "investment in the contract" (a tax basis), a specific dollar amount of each Annuity Payment would be treated as a return of the investment in the contract, and all amounts in excess of that amount would be treated as taxable at applicable ordinary income rates. However, the total amount excluded from taxation is limited to the investment in the contract.

For Annuity Payments payable for a Beneficiary, amounts paid are deemed to come first from any remaining "investment in the contract". If: (a) Annuity Payments cease because of the death of the Annuitant; (b) a lump sum is paid in lieu thereof; and (c) the amount of Annuity Payments previously excluded from taxable income does not exceed the investment in the contract, then the unrecovered portion of the investment in the contract is allowed as a deduction in the tax year of such death.

                  Other Distributions: The portion of distributions considered to be "amounts not received as an annuity", such as a surrender or a lump sum alternative after the Annuitant's death, in excess of any remaining investment in the contract are treated as "income on the contract" and includible in gross income. The amount of the distribution exceeding "income on the contract" is not included in gross income. "Income on the contract" for an Annuity would be computed by subtracting from the value of all "related contracts" (our term, discussed below) the taxpayer's "investment in the contract": an amount equal to total payments for all "related contracts" less any previous distributions or portions thereof from such "related contracts" not included in gross income. "Investment in the contract" may be affected by whether an Annuity or any "related contract" was purchased as part of a tax-free exchange of life insurance or annuity contracts under Section 1035 of the Code.

"Related contracts" may mean all annuity contracts or certificates evidencing participation in a group annuity contract for which the taxpayer is the beneficial owner and which are issued by the same insurer within the same calendar year, irrespective of the named annuitants. While it is clear that "related contracts" include contracts prior to when annuity payments begin, we do not believe "related contracts" include immediate annuities or annuities for which annuity payments have begun. If "related contracts" include immediate annuities or annuities for which annuity payments have begun, then "related contracts" would have to be taken into consideration in determining the taxable portion of each annuity payment (as outlined in the "Annuity Payments" subsection below) as well as in determining the taxable portion of distributions from an annuity or any "related contracts" before annuity payments have begun. We cannot guarantee that immediate annuities or annuities for which annuity payments have begun could not be deemed to be "related contracts". You are particularly cautioned to seek advice from your own tax advisor on this matter.

                  Penalty on Surrender: Distributions from annuities before the taxpayer's age 59 1/2 are subject to a penalty equal to 10% of the amount includible in gross income, unless an exception applies. We believe the exception for distributions from immediate annuities noted in Section 72(q)(2)(I) of the Code applies to all Annuity Payments and any lump sum alternative paid to a Beneficiary. However, we do not believe that a surrender will be deemed to be a distribution under an immediate annuity contract for these purposes, and that the penalty will apply unless a different exception is applicable.

                   Gifts: Naming someone other than the payor as the Owner, as the Annuitant or as an irrevocable Beneficiary may be deemed a gift or a series of gifts. Designating another person, other than the spouse of an Owner (or former spouse incident to a divorce), as Owner, or transferring ownership of an Annuity, for other than valuable consideration, may also be treated as a gift.

                   Tax Free Exchanges: Section 1035 of the Code permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity.

                  Generation-Skipping Transfers: Under the Code certain taxes may be due when all or part of an annuity is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. These taxes tend to apply to transfers of significantly large dollar amounts. We may be required to determine whether a transaction must be treated as a direct skip as defined in the Code and the amount of the resulting tax. If so required, we will deduct from your Annuity or from any applicable payment to be treated as a direct skip any amount we are required to pay as a result of the transaction.

                  Diversification: Section 817(h) of the Code provides that a variable annuity contract, in order to qualify as an annuity, must have an "adequately diversified" segregated asset account (including investments in a mutual fund by the segregated asset account of insurance companies). The Treasury Department's regulations prescribe the diversification requirements for variable annuity contracts. We believe the Portfolios should comply with the terms of these regulations.

                  Transfers Between Investment Options: Transfers between investment options are not subject to taxation. The Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. Such guidelines may or may not address the number of investment options or the number of transfers between investment options offered under a variable annuity. It is not known whether such guidelines, if in fact promulgated, would have retroactive effect. It is also not known what effect, if any, such guidelines may have on transfers between the investment options of the Annuity offered pursuant to this Prospectus. We will take any action, including modifications to your Annuity or the Sub-accounts, required to comply with such guidelines if promulgated.

                  Federal Income Tax Withholding: Section 3405 of the Code provides for Federal income tax withholding on the portion of a distribution which is includible in the gross income of the recipient. Amounts to be withheld depend upon the nature of the distribution. However, under most circumstances a recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by filing a completed election form with us.

         Tax  Considerations  When Using Annuities in Conjunction with Qualified
Plans: There are various types of qualified plans for which an Annuity may be suitable. Generally, the Annuities offered pursuant to this Prospectus may be useful as a means of meeting income obligations under such plans, or for taking distributions. This is the case given both the nature of the benefits provided by such Annuities and the fact that this is a single premium product that cannot accept additional contributions. Therefore, in many cases, use of the Annuities in conjunction with a qualified plan may require a transfer or rollover from an existing qualified plan.

Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity used to fund such benefits ("qualified contract"). We have provided below general descriptions of the types of qualified plans in conjunction with which we may issue an Annuity. These descriptions are not exhaustive and are for general informational purposes only. We are not obligated to make or continue to make new Annuities available for use with all the types of qualified plans shown below.

The tax rules regarding qualified plans are complex. The application of these rules depend on individual facts and circumstances. Before purchasing an Annuity for use in funding a qualified plan, you should obtain competent tax advice, both as to the tax treatment and suitability of such an investment.

Qualified contracts may include special provisions changing or restricting certain rights and benefits otherwise available to non-qualified annuities. You should read your Annuity carefully to review any such changes or limitations. The changes and limitations may include, but may not be limited to restrictions on ownership, transferability, assignability, distributions. We may also need to administer a maximum allowable Premium in conjunction with a qualified contract. Additionally, various penalty and excise taxes may apply to Premiums or distributions made in violation of applicable limitations.

                  Individual Retirement Programs: Eligible individuals may maintain an individual retirement account or individual retirement annuity ("IRA"). Purchasers of IRAs are to receive a special disclosure document, which describes limitations on eligibility, transferability and distributions. It also describes the conditions under which distributions from IRAs and other qualified plans may be rolled over or transferred into an IRA on a tax-deferred basis.

                  Tax Sheltered Annuities: A tax sheltered annuity ("TSA") under
Section 403(b) of the Code is a contract into which contributions may be made for the benefit of their employees by certain qualifying employers: public schools and certain charitable, educational and scientific organizations. Such contributions are not taxable to the employee until distributions are made from the TSA. The Code imposes limits on transfers and distributions. Nondiscrimination requirements apply as well.

                  Corporate Pension and Profit-sharing Plans: Annuities may be used to fund employee benefits of various retirement plans established by corporate employers. Contributions to such plans are not taxable to the employee until distributions are made from the retirement plan. The Code imposes limitations on distributions. The tax treatment of distributions is subject to special provisions of the Code, and also depends on the design of the specific retirement plan. There are also special requirements as to participation, nondiscrimination, vesting and nonforfeitability of interests.

                   H.R. 10 Plans: Annuities may also be used to fund benefits of retirement plans established by self-employed individuals for themselves and their employees. These are commonly known as "H.R. 10 Plans" or "Keogh Plans".
These plans are subject to most of the same types of limitations and requirements as retirement plans established by corporations. However, the exact limitations and requirements may differ from those for corporate plans.

                  Tax  Treatment  of  Distributions  from  Qualified  Annuities:
Distributions from qualified annuities are subject to a penalty equal to 10% of the amount includible in gross income, unless an exception applies. We believe:
(a) the exception noted in Section 72(t)(2)(A)(iv) applies to Annuity Payments; and (b) the exception noted in Section 72(t)(2)(A) (ii) applies to any lump sum paid for a Beneficiary if the Annuitant is the employee participating in the applicable qualified plan.

SALE OF THE ANNUITIES: American Skandia Marketing, Incorporated ("ASM"), a wholly-owned subsidiary of American Skandia Investment Holding Corporation, acts as the principal underwriter of the Annuities. ASM's principal business address is One Corporate Drive, Shelton, Connecticut 06484. ASM is a member of the National Association of Securities Dealers, Inc. ("NASD").

         Distribution: ASM will enter into distribution agreements with certain broker-dealers registered under the Securities and Exchange Act of 1934 or with entities which may otherwise offer the Annuities that are exempt from such registration. Under such distribution agreements such broker-dealers or eligible entities may offer Annuities to persons or entities who have established an account with the broker-dealer or eligible entity. ASM may offer Annuities directly to potential purchasers. The maximum concession to be paid on Premiums received is 8 1/2%.

         Illustrations: You may be provided a hypothetical illustration of how an Annuity may perform, based on your age, gender, a proposed Premium, etc. WE DO NOT GUARANTEE THAT ANY ANNUITY WILL PERFORM AS ILLUSTRATED. Any such illustration is not valid unless preceded by or accompanied by this Prospectus. Such illustrations may provide information in the format provided in this Prospectus in the section entitled Examples. Illustrations in that format may include values for months at the beginning of years in addition to years 1, 5 and 10, as shown in such examples. Descriptions and samples of some of the other illustration formats we make available are shown in Appendix B.

         Advertising: We may advertise certain information regarding the performance of the investment options. Details on how we calculate performance measures are found in the Statement of Additional Information. This performance information may help you review the performance of the investment options and assist you in selecting the investment option you wish to choose as the basis for values and benefits.

UNLESS OTHERWISE PERMITTED BY LAW OR REGULATION, PERFORMANCE INFORMATION IS SHOWN BASED ON AN ASSUMED PREMIUM, AGE AND GENDER OF AN ANNUITANT, AN ASSUMED ISSUE DATE AND ANNUITY DATE, ETC. UNLESS THE ANNUITY ISSUED EXACTLY MATCHES THE ASSUMPTIONS USED, PERFORMANCE INFORMATION CANNOT EXACTLY MATCH HOW AN ANNUITY YOU OWNED OR MIGHT HAVE OWNED WOULD HAVE PERFORMED.

Information regarding performance of the investment options may provide a partial basis for comparison with other annuities. However, when making such a comparison, you should note whether such other annuities provide guarantees and features similar to or different from those provided pursuant to the Annuities. Such information may only be partially useful in comparing Annuities to other products or investment programs designed to provide periodic income. In making any such comparisons, you should not only compare features and benefits, but should also compare risks, charges, tax treatment, and treatment of such vehicles for other purposes, such as eligibility for governmental assistance programs, bankruptcy, communal property, etc.

These performance measures may have only limited use when comparing the performance of the investment options with savings or investment vehicles designed for accumulation of wealth, rather than for immediate and on-going income. Such vehicles may not provide some of the benefits of immediate annuities, or may not be designed for income purposes. Additionally, such savings or investment vehicles may not be treated like immediate annuities under the Internal Revenue Code.

Performance information on the investment options is based on past performance only and is no indication of future performance. Performance of the investment options should not be considered a representation of the performance of such investment options in the future. Performance of the investment options is not fixed. Actual performance will depend on the type, quality and, for some of the investment options, the maturities of the investments held by the Portfolios and upon prevailing market conditions and the response of the Portfolios to such conditions. Actual performance will also depend on changes in the expenses of the Portfolios. Such changes are reflected, in turn, in the investment options which invest in such Portfolios. In addition, the amount of charges assessed against each investment option will affect performance.

Advertisements we distribute may also compare the performance of our investment options with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the Shearson Lehman Bond Index, the Frank Russell non-U.S. Universal Mean, the Morgan Stanley Capital International Index of Europe, Asia and Far East Funds, and the Morgan Stanley Capital International World Index; and/or (b) other management investment companies with investment objectives similar to the mutual fund portfolios underlying the Sub-accounts being compared. This may include the performance ranking assigned by various publications, including but not limited to the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today and statistical services, including but not limited to Lipper Analytical Services Mutual Funds Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, SEI, the Morningstar Mutual Fund Sourcebook, and the Morningstar Variable Annuity/Life Sourcebook.

American Skandia Life Assurance Corporation may advertise its rankings and/or ratings by independent financial ratings services. Such rankings or ratings may help you in evaluating our ability to meet our obligations in relation to the guarantees provided pursuant to Annuities or administer Annuities. Such rankings and ratings do not reflect or relate to the performance of the Separate Account.

OTHER MATTERS: Outlined below are certain miscellaneous matters you should know before investing in an Annuity.

         Deferral of Transactions: We may defer payment of proceeds of any distribution before the Inheritance Date (and before the exercise of any conversion right) for which we have received all our requirements for a period not to exceed 7 calendar days from the date the transaction is effected. We may defer any payment from the general account of proceeds of any distribution after the exercise of any conversion right or after the Inheritance Date for a period not to exceed the lesser of 6 months or the period permitted by law.

All procedures, including payment, based on the valuation of the Sub-accounts may be postponed during the period: (1) the New York Stock Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

         Resolving Material Conflicts: Underlying mutual funds or Portfolios may be available to registered separate accounts offering either or both life and annuity contracts of insurance companies not affiliated with us. We also may offer life insurance and/or annuity contracts that offer different variable investment options from those offered under this Annuity, but which invest in the same underlying mutual funds or Portfolios. Underlying mutual funds or Portfolios also may be available for direct investment by various qualified pension and retirement plans. It is possible that differences might arise between our Separate Account B and one or more accounts of other insurance companies which participate in an underlying mutual fund or Portfolio. It is also possible that differences might arise between a Sub-account offered under this Annuity and variable investment options offered under different life insurance policies or annuities we offer, even though such different variable investment options invest in the same underlying mutual fund or Portfolio. Differences may also arise with one or more of the qualified plans that may invest in the same underlying mutual fund or Portfolio. In some cases, it is possible that the differences could be considered "material conflicts". Such a "material conflict" could also arise due to changes in the law (such as state insurance law or Federal tax law) which affect these different life and annuity separate accounts, differing life insurance policies and annuities, or various types of qualified plans. It could also arise by reason of differences in voting instructions of persons with voting rights under our policies and/or annuities and those of other companies, persons with voting rights under annuities and those with rights under life policies, persons with voting rights under one of our life policies or annuities with those under other life policies or annuities we offer or differences with the voting instructions from one or more of any qualified plans. It could also arise for other reasons. We will monitor events so we can identify how to respond to such conflicts. If such a conflict occurs, we will take the necessary action to protect persons with voting rights under our life policies or annuities vis-a-vis those with rights under life policies or annuities offered by other insurance companies or the rights of the qualified plans. We will also take the necessary action to treat equitably persons with voting rights under this Annuity and any persons with voting rights under any other life policy or annuity we offer.

         Modification:  We reserve the right to do any or all of the  following:
(a) combine a Sub-account with other Sub-accounts; (b) combine Separate Account B or a portion thereof with other separate accounts; (c) deregister Separate Account B under the Investment Company Act of 1940; (d) operate Separate Account B as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; (e) make changes required by any change in the Securities Act of 1933, the Exchange Act of 1934 or the Investment Company Act of 1940; (f) make changes that are necessary to maintain the tax status of your Annuity under the Internal Revenue Code; and (g) make changes required by any change in other Federal or state laws relating to immediate annuities.

Also, from time to time, we may make additional Sub-accounts available to new Annuity purchasers. These Sub-accounts will invest in underlying mutual funds or Portfolios of underlying mutual funds we believe to be suitable for the Annuity. We may or may not make a new Sub-account available to invest in any new Portfolio of the current underlying mutual funds should such a Portfolio be made available to Separate Account B.

We may eliminate Sub-accounts, combine two or more Sub-accounts or substitute one or more new underlying mutual funds or Portfolios for the one in which a Sub-account is invested. Substitutions may be necessary if we believe an underlying mutual fund or Portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of an underlying mutual fund or Portfolio, or because the underlying mutual fund or Portfolio is no longer available for investment, or for some other reason. We would obtain prior approval from the insurance department of our state of domicile, if so required by law, before making such a substitution, deletion or addition. We also would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, deletion or addition.

We reserve the right to transfer assets of the Separate Account, which we determine to be associated with the class of contracts to which your Annuity belongs, to another separate account. We notify you and any payee of any modification to your Annuity. We may endorse your Annuity to reflect the change.

         Misstatement of Age or Sex: If there has been a misstatement of the age and/or sex of any Annuitant, we make adjustments to conform to the facts. Any underpayments by us will be remedied on the next payment of any type following correction. If no subsequent payment is then due, we will remedy the underpayments on the first date a subsequent payment would otherwise be payable. Any overpayments will be charged against future amounts payable by us under the Annuity.

         Recovery of Excess Annuity Payments: We will reduce any amounts for the Beneficiary to the extent of any Annuity Payment Amounts paid after the death of the last surviving Annuitant but before the Inheritance Date. If there are not adequate amounts payable under the Annuity to recover such Annuity Payment Amounts, we may seek payment from the estate of the person who had been the last surviving Annuitant or look to any other assets of such Annuitant to recover such amounts.

         Facility of Payment: To the extent permitted by law, we reserve the right, in settlement of full liability, to make payments to a guardian, relative or other person if any recipient of any payment is legally incompetent.

          Ending the Offer: We may limit or discontinue offering Annuities. Existing Annuities will not be affected by any such action.

         Legal Proceedings: As of the date of this Prospectus, neither we nor ASM were involved in any litigation outside the ordinary course of business, and know of no material claims.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION: The following are the contents of the Statement of Additional Information:

(1) General  Information  Regarding American Skandia Life Assurance  Corporation
(2) Principal  Underwriter
(3)  Calculation of Performance  Data
(4) Independent Certified Public Accountants
(5) Legal Experts
(6) Financial Statements

                                   APPENDIX A
      UNDERLYING MUTUAL FUNDS' PORTFOLIO INVESTMENT OBJECTIVES AND POLICIES

                {The descriptions shown will be those applicable for the plan offered in any definitive prospectus}.

The investment objectives for each underlying mutual fund are in bold face. Please refer to the prospectuses of each underlying mutual fund for more complete details and risk factors applicable to certain portfolios.

                             American Skandia Trust

JanCap Growth Portfolio: The investment objective of the JanCap Growth Portfolio is growth of capital in a manner consistent with the preservation of capital. Realization of income is not a significant investment consideration and any income realized on investments, therefore, will be incidental to this objective. The objective will be pursued by emphasizing investments in common stocks. Common stock investments will be in industries and companies that the portfolio's sub-advisor believes are experiencing favorable demand for their products and services, and which operate in a favorable competitive and regulatory environment. Investments may be made to a lesser degree in preferred stocks, convertible securities, warrants, and debt securities of U.S. issuers, when the portfolio's sub-advisor perceives an opportunity for capital growth from such securities or so that a return may be received on the portfolio's idle cash. Debt securities which the portfolio may purchase include corporate bonds and debentures (not to exceed 5% of net assets in bonds rated below investment grade), mortgage-backed and asset-backed securities, zero-coupon bonds, indexed/structured notes, high-grade commercial paper, certificates of deposit and repurchase agreements. Securities of foreign issuers, including securities of foreign governments and Euromarket securities, also may be purchased. Although it is the general policy of the JanCap Growth Portfolio to purchase and hold securities for capital growth, changes will be made whenever the portfolio's sub-advisor believes they are advisable. Because investment changes usually will be made without reference to the length of time a security has been held, a significant number of short-term transactions may result.

Investments also may be made in "special situations" from time to time. A "special situation" arises when, in the opinion of the portfolio's sub-advisor, the securities of a particular company will be recognized and appreciate in value due to a specific development, such as a technological breakthrough, management change or a new product at that company. Subject to certain limitations, the JanCap Growth Portfolio may purchase and write options on securities (including index options) and options on foreign currencies, and may invest in futures contracts on securities, financial indices and foreign currencies, ("futures contracts"), options on futures contracts, forward contracts and swaps and swap-related products. These instruments will be used primarily for hedging purposes. Investment of up to 15% of the JanCap Growth Portfolio's total assets may be made in securities that are considered illiquid because of the absence of a readily available market or due to legal or contractual restrictions.

AST Janus Overseas Growth Portfolio: The investment objective of the AST Janus Overseas Growth Portfolio is to seek long-term growth of capital. The Portfolio pursues its objective primarily through investments in common stocks of issuers located outside the United States. The Portfolio normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States; however, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries or even a single country. The Portfolio invests primarily in common stocks of foreign issuers selected for their growth potential. The Portfolio may invest to a lesser degree in other types of securities, including preferred stocks, warrants, convertible securities and debt securities. The Portfolio may also invest in short-term debt securities, including money market funds managed by the Sub-advisor, as a means of receiving a return on idle cash.

When the Sub-advisor believes that market conditions are not favorable for profitable investing or when the Sub-advisor is otherwise unable to locate favorable investment opportunities, the Portfolio's investments may be hedged to a greater degree and/or its cash or similar investments may increase; therefore, it does not always stay fully invested in stocks and bonds. The Portfolio may invest in "special situations" from time to time. A special situation arises when, in the opinion of the Sub-advisor, the securities of a particular issuer will be recognized and appreciate in value due to a specific development with respect to that issuer. Investment in special situations may carry an additional risk of loss in the event that the anticipated development does not occur or does not attract the expected attention.

The Sub-advisor generally takes a "bottom up" approach to building the Portfolio. In other words, the Sub-advisor seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large regardless of country of organization or place of principal business activity.

The Portfolio may use options, futures and other types of derivatives as well as forward foreign currency contracts for hedging purposes or as a means of enhancing return. The Portfolio intends to use most derivative instruments primarily to hedge the value of its portfolio against potential adverse movements in securities prices, foreign currency markets or interest rates. Although the Sub-advisor believes the use of derivative instruments will benefit the Portfolio, the Portfolio's performance could be worse than if the Portfolio had not used such instruments if the Sub-advisor's judgment proves incorrect.

The Portfolio may invest up to 15% of its net assets in illiquid investments, including restricted securities or private placements that are not deemed to be liquid by the Sub-advisor. The Portfolio may invest up to 35% of its net assets in corporate debt securities that are rated below investment grade (securities rated BB or lower by Standard & Poor's Ratings Services ("Standard & Poor's") or Ba or lower by Moody's Investors Services, Inc. ("Moody's") (commonly referred to as "junk bonds")). The Portfolio may also invest in unrated debt securities of foreign and domestic issuers. The Portfolio generally intends to purchase securities for long-term investment rather than short-term gains.

Lord Abbett Growth and Income Portfolio: The investment objective of the Lord Abbett Growth and Income Portfolio is long-term growth of capital and income while attempting to avoid excessive fluctuations in market value. This objective will be pursued by investing in securities which are selling at reasonable prices in relation to value. Normally, investments will be made in common stocks of seasoned companies which are expected to show above-average growth and which the Sub-advisor believes to be in sound financial condition.

Federated Utility Income Portfolio: The investment objective of the Federated Utility Income Portfolio is to achieve high current income and moderate capital appreciation by investing primarily in a professionally managed and diversified portfolio of equity and debt securities of utility companies. The portfolio intends to achieve its investment objective by investing in equity and debt securities of utility companies that produce, transmit or distribute gas and electric energy as well as those companies that provide communications facilities, such as telephone and telegraph companies. As a matter of investment policy that can be changed without shareholder vote, the portfolio will invest at least 65% of its total assets in securities of utility companies.

Federated High Yield Portfolio: The investment objective of the Federated High Yield Portfolio is to seek high current income by investing primarily in a diversified portfolio of fixed income securities. The portfolio will invest at least 65% of its assets in lower-rated fixed income bonds. Lower-rated debt obligations are generally considered to be high-risk investments. The corporate debt obligations in which the portfolio invests are usually not in the three highest rating categories of a nationally recognized rating organization (AAA, AA, or A for Standard & Poor's and Aaa, Aa or A for Moody's) but are in the lower rating categories or are unrated but are of comparable quality and have speculative characteristics or are speculative. Lower-rated or unrated bonds are commonly referred to as "junk bonds". There is no minimal acceptable rating for a security to be purchased or held in the portfolio, and the portfolio may, from time to time, purchase or hold securities rated in the lowest rating category. Under normal circumstances, the portfolio will not invest more than 10% of the value of its total assets in equity securities. The fixed income securities in which the portfolio may invest include, but are not limited to: preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates. The portfolio will invest primarily in fixed rate corporate debt obligations.

AST Money Market Portfolio: The investment objectives of the AST Money Market Portfolio are to maximize current income and maintain high levels of liquidity. This portfolio attempts to accomplish its objectives by maintaining a dollar-weighted average maturity of not more than 90 days and by investing in the types of securities described below which have effective maturities of not more than 397 days. Investments may include obligations of the United States government, its agencies or instrumentalities; certificates of deposit, time deposits and bankers' acceptances of certain financial institutions which have more than $2 billion in total assets; commercial paper and corporate bonds; asset-backed securities; and repurchase and reverse repurchase agreements. Securities may be purchased on a when-issued or delayed delivery basis. Subject to applicable investment restrictions, the AST Money Market Portfolio also may lend its securities.

T. Rowe Price Asset Allocation Portfolio: The investment objective of the T. Rowe Price Asset Allocation Portfolio is to seek a high level of total return by investing primarily in a diversified group of fixed income and equity securities. The Portfolio is designed to balance the potential appreciation of common stocks with the income and principal stability of bonds over the long term. Under normal market conditions over the long-term, the Portfolio expects to allocate its assets so that approximately 40% of such assets will be in fixed income securities and approximately 60% in equity securities.

The Portfolio's fixed income securities will be allocated among investment grade, high yield and non-dollar debt securities. The weighted average maturity for this portion of the Portfolio is generally expected to be intermediate, although it may vary significantly. High-yielding, income-producing debt securities (commonly referred to as "junk bonds") and preferred stocks including convertible securities may be purchased without regard to maturity, however, the average maturity of the bonds is expected to be approximately 10 years, although it may vary if market conditions warrant. Quality will generally range from lower-medium to low and the Portfolio may also purchase bonds in default if, in the opinion of the Sub-advisor, there is significant potential for capital appreciation.

The Portfolio's equity securities will be allocated among large and small-cap U.S. and non-dollar equity securities. Large-cap will generally be stocks of well-established companies with capitalization over $1 billion which can produce increasing dividend income. Small-cap will be common stocks of small companies or companies which offer the possibility of accelerated earnings growth because of rejuvenated management, new products or structural changes in the economy. Current income is not a factor in the selection of these stocks.

The Portfolio will generally trade in securities (either common stocks or bonds) for short-term profits, but, when circumstances warrant, securities may be purchased and sold without regard to the length of time held.

T. Rowe Price International Equity Portfolio: The investment objective of the T. Rowe Price International Equity Portfolio is to seek total return on its assets from long-term growth of capital and income, principally through investments in common stocks of established, non-U.S. companies. Investments may be made solely for capital appreciation or solely for income or any combination of both for the purpose of achieving a higher overall return. Total return consists of capital appreciation or depreciation, dividend income, and currency gains or losses. The Portfolio intends to diversify investments broadly among countries and to normally have at least three different countries represented in the Portfolio. The Portfolio may invest in countries of the Far East and Western Europe as well as South Africa, Australia, Canada and other areas (including developing countries). Under unusual circumstances, the Portfolio may invest substantially all of its assets in one or two countries.

T. Rowe Price Natural Resources: The investment objective of the T. Rowe Price Natural Resources Portfolio is to seek long-term growth of capital through investment primarily in common stocks of companies which own or develop natural resources and other basic commodities. Current income is not a factor in the selection of stocks for investment by the Portfolio. Total return will consist primarily of capital appreciation (or depreciation). The Portfolio will invest primarily (at least 65% of its total assets) in common stocks of companies which own or develop natural resources and other basic commodities. However, it may also purchase other types of securities, such as selected, non-resource growth companies, foreign securities, convertible securities and warrants, when considered consistent with the Portfolio's investment objective and policies. The Portfolio may also engage in a variety of investment management practices, such as buying and selling futures and options.

Some of the most important factors evaluated by the Sub-advisor in selecting natural resource companies are the capability for expanded production, superior exploration programs and production facilities, and the potential to accumulate new resources. The Portfolio expects to invest in those natural resource companies which own or develop energy sources (such as oil, gas, coal and uranium), precious metals, forest products, real estate, nonferrous metals, diversified resources, and other basic commodities which, in the opinion of the Sub-advisor, can be produced and marketed profitably during periods of rising labor costs and prices. However, the percentage of the Portfolio's assets invested in natural resource and related businesses versus the percentage invested in non-resource companies may vary greatly depending upon economic monetary conditions and the outlook for inflation. The earnings of natural resource companies may be expected to follow irregular patterns, because these companies are particularly influenced by the forces of nature and international politics. Companies which own or develop real estate might also be subject to irregular fluctuations of earnings, because these companies are affected by changes in the availability of money, interest rates, and other factors.

The Portfolio may invest up to 50% of its total assets in foreign securities. These include non-dollar denominated securities traded outside of the U.S. and dollar denominated securities traded in the U.S. (such as ADRs). Some of the countries in which the Portfolio may invest may be considered to be developing and may involve special risks. The Portfolio will not purchase a non-investment grade debt security (or junk bond) if immediately after such purchase the Portfolio would have more than 10% of its total assets invested in such securities. Junk bonds are regarded as predominantly speculative and high risk. The Portfolio may invest up to 10% of its total assets in hybrid instruments. Such instruments may take a variety of forms, such as debt instruments with interest or principal payments determined by reference to the value of a currency, security index or commodity at a future point in time.

T. Rowe Price International Bond Portfolio: The T. Rowe Price International Bond Portfolio seeks to provide high current income and capital appreciation by investing in high-quality, non dollar-denominated government and corporate bonds outside the United States. The Portfolio is intended for long-term investors who can accept the risks associated with investing in international bonds. Total return consists of income after expenses, bond price gains (or losses) in terms of the local currency and currency gains (or losses). The value of the Portfolio will fluctuate in response to various economic factors, the most important of which are fluctuations in foreign currency exchange rates and interest rates.

The Portfolio will invest at least 65% of its assets in high-quality, non dollar-denominated government and corporate bonds outside the United States. Because the Portfolio's investments are primarily denominated in foreign currencies, exchange rates are likely to have a significant impact on total Portfolio performance. Investors should be aware that exchange rate movements can be significant and endure for long periods of time.

The Portfolio may also invest up to 20% of its assets in below investment-grade, high-risk bonds, including bonds in default or those with the lowest rating. Defaulted bonds are acquired only if the Sub-advisor foresees the potential for significant capital appreciation. Securities rated below investment-grade are commonly referred to as "junk bonds" and involve greater price volatility and higher degrees of speculation with respect to the payment of principal and interest than higher quality fixed-income securities.

The Portfolio may also invest more than 5% of its assets in the fixed-income securities of individual foreign governments. The Portfolio generally will not invest more than 5% of its assets in any individual corporate issuer. Since, as a nondiversified investment company, the Portfolio is permitted to invest a greater proportion of its assets in the securities of a smaller number of issuers, the Portfolio may be subject to greater credit risk with respect to its portfolio securities than an investment company that is more broadly diversified.

Because of the Portfolio's long-term investment objective, investors should not rely on an investment in the Portfolio for their short-term financial needs and should not view the Portfolio as a vehicle for playing short-term swings in the international bond and foreign exchange markets. Shares of the Portfolio alone should not be regarded as a complete investment program. Also, investors should be aware that investing in international bonds may involve a higher degree of risk than investing in U.S. bonds.

T. Rowe Price Small Company Value Portfolio: The investment objective of the T. Rowe Price Small Company Value Portfolio is to provide long-term capital appreciation by investing primarily in small-capitalization stocks that appear to be undervalued. Reflecting a value approach to investing, the Portfolio will seek the stocks of companies whose current stock prices do not appear to adequately reflect their underlying value as measured by assets, earnings, cash flow, or business franchises. The Portfolio will invest at least 65% of its total assets in companies with a market capitalization of $1 billion or less that appear undervalued by various measures, such as price/earnings or price/book value ratios. Although the Portfolio will invest primarily in U.S. common stocks, it may also purchase other types of securities, for example, foreign securities, convertible stocks and bonds, and warrants when considered consistent with the Portfolio's investment objective and policies. Small companies--those with a capitalization (market value) of $1 billion or less--may offer greater potential for capital appreciation since they are often overlooked or undervalued by investors. Investing in small companies involves greater risk, as well as greater opportunity, than is customarily associated with more established companies.

The Portfolio may invest in debt or preferred equity securities convertible into or exchangeable for equity securities. The Portfolio may invest up to 20% of its total assets (excluding reserves) in foreign securities. These include nondollar-denominated securities traded outside of the U.S. and dollar-denominated securities of foreign issuers traded in the U.S. (such as ADRs). Some of the countries in which the Portfolio may invest may be considered to be developing and may involve special risks. Investors in foreign securities may "hedge" their exposure to potentially unfavorable currency changes by purchasing a contract to exchange one currency for another on some future date at a specified exchange rate. The Portfolio may invest in debt securities of any type without regard to quality or rating. The Portfolio will not purchase a noninvestment-grade debt security (or junk bond) if immediately after such purchase the Portfolio would have more than 5% of its total assets invested in such securities.

The Portfolio may invest up to 10% of its total assets in hybrid instruments. Hybrids can have volatile prices and limited liquidity and their use by the Portfolio may not be successful. These instruments (a type of potentially high-risk derivative) can combine the characteristics of securities, futures, and options. The Portfolio may acquire illiquid securities; however, the Portfolio will not invest more than 15% of its net assets in illiquid securities, and not more than 10% of its total assets in restricted securities (other than Rule 144A securities). The Portfolio will hold a certain portion of its assets in U.S. and foreign dollar-denominated money market securities, including repurchase agreements, in the two highest rating categories, maturing in one year or less.

The Portfolio may enter into futures contracts (or options thereon) to hedge all or a portion of its portfolio against changes in prevailing levels of interest rates or currency exchange rates, or as an efficient means of adjusting its exposure to the bond, stock, and currency markets. The Portfolio will limit its use of futures contracts so that initial margin deposits and premiums on such contracts used for non-hedging purposes will not equal more than 5% of the Portfolio's net assets. The Portfolio may also write call and put options and purchase put and call options on securities, financial indices, and currencies. The aggregate market value of the Portfolio's securities or currencies covering call or put options will not exceed 25% of the Portfolio's net assets. The Portfolio will not generally trade in securities for short-term profits, but, when circumstances warrant, securities may be purchased and sold without regard to the length of time held.

Founders Capital Appreciation Portfolio: The investment objective of Founders Capital Appreciation Portfolio is capital appreciation. The portfolio will normally invest at least 65% of its total assets in common stocks of U.S. companies with market capitalizations of $1.5 billion or less. These stocks normally will be traded in the over-the-counter market. Since it may engage in short-term trading, the portfolio may have annual portfolio turnover rates in excess of 100%.

Founders Passport Portfolio: The investment objective of the Founders Passport Portfolio is capital appreciation. To achieve its objective, the Portfolio invests primarily in securities issued by foreign companies which have market capitalizations or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world. At least 65% of the Portfolio's total assets will normally be invested in foreign securities representing a minimum of three countries. The Portfolio may invest in larger foreign companies or in U.S.-based companies if, in the Sub-advisor's opinion, they represent better prospects for capital appreciation. The Portfolio normally will invest a significant proportion of its assets in the securities of small and medium-sized companies. As used with respect to this Portfolio, small and medium-sized companies are those which are still in the developing stages of their life cycles and are attempting to achieve rapid growth in both sales and earnings.

The Portfolio may invest in convertible securities, preferred stocks, bonds, debentures, and other corporate obligations when the Sub-advisor believes that these investments offer opportunities for capital appreciation. Current income will not be a substantial factor in the selection of these securities. The Portfolio will only invest in bonds, debentures, and corporate obligations (other than convertible securities and preferred stock) rated investment grade (BBB or higher) at the time of purchase. Bonds in the lowest investment grade category (BBB) have speculative characteristics. Convertible securities and preferred stocks purchased by the Portfolio may be rated in medium and lower categories by Moody's or S&P (Ba or lower by Moody's and BB or lower by S&P), but will not be rated lower than B. The Portfolio may also invest in unrated convertible securities and preferred stocks in instances in which the Sub-advisor believes that the financial condition of the issuer or the protection afforded by the terms of the securities limits risk to a level similar to that of securities eligible for purchase by the Portfolio rated in categories no lower than B. The Portfolio may invest without limit in American Depository Receipts and may invest in foreign securities. Foreign investments of the Portfolio may include securities issued by companies located in countries not considered to be major industrialized nations, which involve certain risks. The Portfolio may use futures contracts and options for hedging purposes. The Portfolio may engage in short-term trading and therefore normally will have annual portfolio turnover rates in excess of 100%.

INVESCO Equity Income Portfolio: The investment objective of the INVESCO Equity Income Portfolio is to seek high current income while following sound investment practices. Capital growth potential is an additional, but secondary, consideration in the selection of portfolio securities. The portfolio seeks to achieve its objective by investing in securities which will provide a relatively high-yield and stable return and which, over a period of years, may also provide capital appreciation. The portfolio normally will invest between 60% and 75% of its assets in dividend-paying, marketable common stocks of domestic and foreign industrial issuers. The portfolio also will invest in convertible bonds, preferred stocks and debt securities. The portfolio may depart from the basic investment objective and assume a defensive position with a large portion of its assets temporarily invested in high quality corporate bonds, or notes and government issues, or held in cash. The portfolio's investments in common stocks may decline in value. To minimize the risk this presents, the portfolio only invests in dividend-paying common stocks of domestic and foreign industrial issuers which are marketable, and will not invest more than 5% of the portfolio's assets in the securities of any one company or more than 25% of the portfolio's assets in any one industry. The portfolio's investments in debt securities will generally be subject to both credit risk and market risk. There are no fixed-limitations regarding portfolio turnover. The rate of portfolio turnover may fluctuate as a result of constantly changing economic conditions and market circumstances. Securities initially satisfying the portfolio's basic objectives and policies may be disposed of when they are no longer suitable. As a result, it is anticipated that the portfolio's annual portfolio turnover rate may be in excess of 100%, and may be higher than that of other investment companies seeking current income with capital growth as a secondary consideration. Increased portfolio turnover would cause the portfolio to incur greater brokerage costs than would otherwise be the case.

PIMCO Total Return Bond Portfolio: The investment objective of the PIMCO Total Return Bond Portfolio is to seek to maximize total return. A secondary objective is preservation of capital. The Sub-advisor will seek to employ prudent investment management techniques, especially in light of the broad range of investment instruments in which the portfolio may invest. The proportion of the portfolio's assets committed to investment in securities with particular characteristics (such as maturity, type and coupon rate) will vary based on the outlook for the U.S. and foreign economies, the financial markets and other factors. The portfolio will invest at least 65% of its assets in the following types of securities which may be issued by domestic or foreign entities and denominated in U.S. dollars or foreign currencies: securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities; corporate debt securities; corporate commercial paper; mortgage and other asset-backed securities; variable and floating rate debt securities; bank certificates of deposit; fixed time deposits and bankers' acceptances; repurchase agreements and reverse repurchase agreements; obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies or supranational entities; and foreign currency exchange-related securities, including foreign currency warrants. The portfolio will invest in a diversified portfolio of fixed-income securities of varying maturities with a portfolio duration from three to six years. The portfolio may invest up to 20% of assets in corporate debt securities that are rated below investment grade (i.e., rated below Baa by Moody's or BBB by S&P or, if unrated, determined by the Sub-advisor to be of comparable quality). These securities are regarded as high risk and predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments (see the underlying fund prospectus for details).

PIMCO Limited Maturity Bond Portfolio: The investment objective of the PIMCO Limited Maturity Bond Portfolio is to seek to maximize total return, consistent with preservation of capital and prudent investment management. The portfolio will invest at least 65% of its total assets in the following types of securities, which may be issued by domestic or foreign entities and denominated in U.S. dollars or foreign currencies: securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities ("U.S. Government securities"); corporate debt securities; corporate commercial paper; mortgage and other asset-backed securities; variable and floating rate debt securities; bank certificates of deposit, fixed time deposits and bankers' acceptances; repurchase agreements and reverse repurchase agreements; obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies or supranational entities; and foreign currency exchange-related securities, including foreign currency warrants.

The portfolio may hold different percentages of its assets in these various types of securities, and may invest all of its assets in derivative instruments or in mortgage- or asset-backed securities. There are special risks involved in these instruments. The portfolio will invest in a diversified portfolio of fixed income securities of varying maturities with a portfolio duration from one to three years. The portfolio may invest up to 10% of its assets in corporate debt securities that are rated below investment grade but rated B or higher by Moody's or S&P (or, if unrated, determined by the Sub-advisor to be of comparable quality). The portfolio may also invest up to 20% of its assets in securities denominated in foreign currencies. The "total return" sought by the portfolio will consist of interest and dividends from underlying securities, capital appreciation reflected in unrealized increases in value of portfolio securities (realized by the shareholder only upon selling shares) or realized from the purchase and sale of securities, and use of futures and options, or gains from favorable changes in foreign currency exchange rates The portfolio may invest directly in U.S. dollar- or foreign currency-denominated fixed income securities of non-U.S. issuers. The portfolio will limit its foreign investments to securities of issuers based in developed countries (including Newly Industrialized Countries, "NICs", such as Taiwan, South Korea and Mexico). Investing in the securities of issuers in any foreign country involves special risks.

Berger Capital Growth Portfolio: The investment objective of the Berger Capital Growth Portfolio is long-term capital appreciation. The Portfolio seeks to achieve this objective by investing primarily in common stocks of established companies which the Sub-advisor believes offer favorable growth prospects. Current income is not an investment objective of the Portfolio, and any income produced will be a by-product of the effort to achieve the Portfolio's objective.

In general, investment decisions for the Portfolio are based on an approach which seeks out successful companies because they are believed to be more apt to become profitable investments. To evaluate a prospective investment, the Sub-advisor analyzes information from various sources, including industry economic trends, earnings expectations and fundamental securities valuation factors to identify companies which in the Sub-advisor's opinion are more likely to have predictable, above average earnings growth, regardless of the company's size and geographic location. The Sub-advisor also takes into account a company's management and its innovations in products and services in evaluating its prospects for continued or future earnings growth.

In selecting its portfolio securities, the Portfolio places primary emphasis on established companies which it believes to have favorable growth prospects. Common stocks usually constitute all or most of the Portfolio's investment holdings, but the Portfolio remains free to invest in securities other than common stocks, and may do so when deemed appropriate by the Sub-advisor to achieve the objective of the Portfolio. The Portfolio may, from time to time, take substantial positions in securities convertible into common stocks, and it may also purchase government securities, preferred stocks and other senior securities if its Sub-advisor believes these are likely to be the best suited at that time to achieve the Portfolio's objective. The Portfolio's policy of investing in securities believed to have a potential for capital growth means that a Portfolio share may be subject to greater fluctuations in value than if the Portfolio invested in other securities.

Robertson Stephens Value + Growth Portfolio: The investment objective of the Robertson Stephens Value + Growth Portfolio is to seek capital appreciation. The Portfolio will invest primarily in growth companies believed by the Sub-advisor to have favorable relationships between price/earnings ratios and growth rates in sectors offering the potential for above-average returns.

In selecting investments for the Portfolio, the Sub-advisor's primary emphasis is typically on evaluating a company's management, growth prospects, business operations, revenues, earnings, cash flows, and balance sheet in relationship to its share price. The Sub-advisor may select stocks which it believes are undervalued relative to the current stock price. When the Sub-advisor anticipates that the price of a security will decline, it may sell the security short and borrow the same security from a broker or other institution to complete the sale.

The Portfolio may invest a substantial portion of its assets in securities issued by small companies. Such companies may offer greater opportunities for capital appreciation than larger companies, but investments in such companies may involve certain special risks such as limited product lines, markets and financial or managerial resources. These securities may be less frequently traded and the values may fluctuate more sharply than other securities.

The Portfolio may invest up to 35% of its net assets in securities principally traded in foreign markets. The Portfolio may buy or sell foreign currencies and options and futures contracts on foreign currencies for hedging purposes in connection with its foreign investments. The Portfolio may also at times invest a substantial portion of their assets in securities of issuers in developing countries. Although many of the securities in which the Portfolio may invest are traded on securities exchanges, the Portfolio may trade in limited volume, and the exchanges may not provide all of the conveniences or protections provided by securities exchanges in more developed markets.

At times, the Portfolio may invest more than 25% of its assets in securities of issuers in one or more market sectors such as, for example, the technology sector. A market sector may be made up of companies in a number of related industries. The Portfolio would only concentrate its investments in a particular market sector if the Sub-advisor were to believe the investment return available from concentration in that sector justifies any additional risk associated with concentration in that sector.

AST Putnam Value Growth & Income Portfolio: The primary investment objective of the AST Putnam Value Growth & Income Portfolio is to seek capital growth.
Current income is a secondary investment objective. The Portfolio invests primarily in common stocks that offer potential for capital growth, and may, consistent with its investment objectives, invest in stocks that offer potential for current income. The Portfolio may also purchase corporate bonds, notes and debentures, preferred stocks, or convertible securities (both debt securities and preferred stocks) or U.S. government securities, if the Sub-advisor determines that their purchase would help further the Portfolio's investment objectives. The Portfolio may invest up to 20% of its assets in securities denominated in foreign currency. The Portfolio may also purchase Eurodollar certificates of deposit, without regard to the 20% limit. The Portfolio may invest in securities principally traded in, or issued by issuers located in, underdeveloped and developing nations, which are sometimes referred to as "emerging markets." The Portfolio may buy or sell foreign currencies, foreign currency futures contracts and foreign currency forward contracts for hedging purposes in connection with its foreign investments.

The Portfolio may invest a portion of its assets in fixed-income securities, including lower-rated fixed-income securities, which are commonly known as "junk bonds," without limitation as to credit rating. The Portfolio may invest in zero coupon bonds and payment-in-kind bonds. The Portfolio may buy and sell stock index futures contracts. The Portfolio may buy and sell call and put options on index futures or on stock indices in addition to or as an alternative to purchasing or selling index futures or, to the extent permitted by applicable law, to earn additional income. The Portfolio may seek to increase its current return by writing covered call and put options on securities it owns or in which it may invest. The Portfolio may also buy and sell put and call options for hedging purposes. The aggregate value of the securities underlying the options may not exceed 25% of Portfolio assets. The Portfolio may enter into repurchase agreements. The Portfolio may purchase securities for future delivery, which may increase its overall investment exposure and involves a risk of loss if the value of the securities declines prior to the settlement date.

The length of time the Portfolio has held a particular security is not generally a consideration in investment decisions. As a result of the Portfolio's investment policies, under certain market conditions the Portfolio's turnover rate may be higher than that of other mutual funds.

AST Putnam International Equity Portfolio: The investment objective of the AST Putnam International Equity Portfolio is to seek capital appreciation. The Portfolio seeks its objective by investing primarily in equity securities of companies located in a country other than the United States. The Portfolio's investments will normally include common stocks, preferred stocks, securities convertible into common or preferred stocks, and warrants to purchase common or preferred stocks. The Portfolio may also invest to a lesser extent in debt securities and other types of investments if the Sub-advisor believes purchasing them would help achieve the Portfolio's objective. The Portfolio will, under normal circumstances, invest at least 65% of its total assets in issuers located in at least three different countries other than the United States.

The Portfolio may invest in securities of issuers in emerging markets, as well as more developed markets. Investing in emerging markets generally involves more risks then in investing in developed markets. The Portfolio may invest in companies, large or small, whose earnings are believed to be in a relatively strong growth trend, or in companies in which significant further growth is not anticipated but whose market value per share is thought to be undervalued. Since foreign securities are normally denominated and traded in foreign currencies, the values of portfolio assets may be affected favorably or unfavorably by currency exchange rates relative to the U.S. dollar as well as other risks. The Portfolio may engage in a variety of transactions involving the use of options and futures contracts and in foreign currency exchange transactions for purposes of increasing its investment return or hedging against market changes. Options and futures transactions involve certain special risks. The Portfolio may engage in foreign currency exchange transactions to protect against uncertainty in the level of future exchange rates. The Sub-advisor may engage in foreign currency exchange transactions in connection with the purchase and sale of portfolio securities ("transaction hedging") and to protect against changes in the value of specific portfolio positions ("position hedging").

AST Putnam Balanced Portfolio: The investment objective of the AST Putnam Balanced Portfolio is to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which will produce both capital growth and current income. In seeking its objective, the Portfolio may invest in almost any type of security or negotiable instrument, including cash or money market instruments. The Portfolio's portfolio will include some securities selected primarily to provide for capital protection, others selected for dependable income and still others for growth in value. The proportion invested in each type of security is not fixed, although ordinarily no more than 75% of the Portfolio's assets consist of common stocks and that portion of convertible securities attributable to conversion rights. The Portfolio may, however, at times invest more than 75% of its assets in such securities if the Sub-advisor determines that unusual market or economic conditions make it appropriate to do so. At least 25% of the value of the Portfolio's assets will normally be invested in fixed income securities. The Portfolio may invest up to 20% of its assets in equity securities principally traded in foreign markets or in fixed income securities denominated in foreign currencies. The Portfolio may also purchase Eurodollar certificates of deposit without regard to the 20% limit. The Portfolio may invest in securities principally traded in, or issued by issuers located in, underdeveloped and developing nations, which are sometimes referred to as "emerging markets" which may entail special risks.

The Portfolio may buy or sell foreign currencies and foreign currency forward contracts for hedging purposes in connection with its foreign investments. The Portfolio may invest in both higher-rated and lower-rated fixed-income securities. The Portfolio will not invest in securities rated at the time of purchase lower than B by Moody's or S&P, or in unrated securities which the Sub-advisor determines are of comparable quality. Securities rated B are predominantly speculative and have large uncertainties or major risk exposures to adverse conditions. The Portfolio may invest in so-called zero coupon bonds whose values are subject to greater fluctuation in response to changes in market interest rates than bonds that pay interest currently. The Portfolio may buy and sell futures contracts. The Portfolio may seek to increase its current return by writing covered call and put options on securities it owns or in which it may invest.

Twentieth Century Strategic Balanced Portfolio: The investment objective of the Twentieth Century Strategic Balanced Portfolio is to seek capital growth and current income. It is the Sub-advisor's intention to maintain approximately 60% of the Portfolio's assets in common stocks that are considered by the
Sub-advisor to have better-than-average prospects for appreciation and the remainder in bonds and other fixed income securities. With the equity portion of the Portfolio, the Sub-advisor seeks capital growth by investing in securities, primarily common stocks, that meet certain fundamental and technical standards of selection (relating primarily to earnings and revenue acceleration) and have, in the opinion of the Sub-advisor, better-than-average potential for appreciation. So long as a sufficient number of such securities are available, the Sub-advisor intends to keep the equity portion of the Portfolio fully invested in these securities regardless of the movement of stock prices generally. The Portfolio may purchase securities only of companies that have a record of at least three years continuous operation.

The Sub-advisor intends to maintain approximately 40% of the Portfolio's assets in fixed income securities, approximately 80% of which will be invested in domestic fixed income securities and approximately 20% of which will be invested in foreign fixed income securities. This percentage will fluctuate from time to time. The fixed income portion of the Portfolio will include U.S. Treasury securities, securities issued or guaranteed by the U.S. government or a foreign government, or an agency or instrumentality of the U.S. or a foreign government, and non-convertible debt obligations issued by U.S. or foreign corporations. The Portfolio may also invest in mortgage-related and other asset-backed securities. Debt securities that comprise part of the Portfolio's fixed income portfolio will primarily be limited to "investment grade" obligations. However, the Portfolio may invest up to 10% of its fixed income assets in "high yield" securities. Under normal market conditions, the maturities of fixed-income securities in which the Portfolio invests will range from 2 to 30 years.

The Portfolio may invest up to 25% of its assets in the securities of foreign issuers, including debt securities of foreign governments and their agencies primarily from developed markets, when these securities meet its standards of selection. Some of the foreign securities held by the Portfolio may be denominated in foreign currencies. To protect against adverse movements in exchange rates between currencies, the Portfolio may, for hedging purposes only, enter into forward currency exchange contracts and buy put and call options relating to currency futures contracts.

The Portfolio may purchase mortgage-related and other asset-backed securities. The Portfolio may also invest in collateralized mortgage obligations (CMOs). The Portfolio may invest in repurchase agreements when such transactions present an attractive short-term return on cash that is not otherwise committed to the purchase of securities pursuant to the investment policies of the Portfolio. To the extent permitted by its investment objectives and policies, the Portfolio may invest in securities that are commonly referred to as "derivative" securities. Some "derivatives" such as mortgage-related and other asset-backed securities are in many respects like any other investment, although they may be more volatile or less liquid than more traditional debt securities. The Portfolio may not invest in a derivative security unless the reference index or the instrument to which it relates is an eligible investment for the Portfolio. There are a range of risks associated with derivative investments. The Portfolio may, from time to time, purchase Rule 144A securities when they present attractive investment opportunities that otherwise meet the Portfolio's criteria for selection. The portfolio turnover of the Portfolio may be higher than other mutual funds with similar investment objectives.

Twentieth Century International Growth Portfolio: The investment objective of the Twentieth Century International Growth Portfolio is to seek capital growth. The Portfolio will seek to achieve its investment objective by investing primarily in securities of foreign issuers that meet certain fundamental and technical standards of selection (relating primarily to acceleration of earnings and revenues) and have, in the opinion of the Sub-advisor, potential for appreciation. The Portfolio will invest primarily in issuers in developed markets. The Portfolio will invest primarily in equity securities (defined to include equity equivalents) of such issuers. The Portfolio will attempt to stay fully invested in such securities, regardless of the movement of stock prices generally. The Portfolio may also invest in other types of securities consistent with the accomplishment of the Portfolio's objectives. When the Sub-advisor believes that the total return potential of other securities equals or exceeds the potential return of equity securities, the Portfolio may invest up to 35% in such other securities. The other securities the Portfolio may invest in are bonds, notes and debt securities of companies and obligations of domestic or foreign governments and their agencies. The Portfolio will limit its purchases of debt securities to investment grade obligations.

The Portfolio may also invest in other equity securities and equity equivalents. Examples of other equity securities and equity equivalents are preferred stock, convertible preferred stock and convertible debt securities. Equity equivalents may also include securities whose value or return is derived from the value or return of a different security. Under normal conditions, the Portfolio will invest at least 65% of its assets in equity and equity equivalent securities of issuers from at least three countries outside of the United States. While securities of U.S. issuers may be included in the Portfolio from time to time, it is the primary intent of the Sub-advisor to diversify investments across a broad range of foreign issuers.

In order to achieve maximum investment flexibility, the Portfolio has not established geographic limits on asset distribution, on either a country-by-country or region-by-region basis. The Sub-advisor expects to invest both in issuers in developed markets (such as Germany, the United Kingdom and Japan) and in issuers in emerging market countries. Subject to certain restrictions contained in the Investment Company Act, the Portfolio may invest up to 10% of its assets in certain foreign countries indirectly through investment funds and registered investment companies authorized to invest in those countries. Some of the securities held by the Portfolio will be denominated in foreign currencies. To protect against adverse movements in exchange rates between currencies, the Portfolio may, for hedging purposes only, enter into forward currency exchange contracts.

Notwithstanding the Portfolio's investment objective of capital growth, under exceptional market or economic conditions, the Portfolio may temporarily invest all or a substantial portion of its assets in cash or investment-grade short-term securities (denominated in U.S. dollars or foreign currencies). The Portfolio may invest in repurchase agreements when such transactions present an attractive short-term return on cash that is not otherwise committed to the purchase of securities pursuant to the investment policies of the Portfolio. The Portfolio will not invest more than 15% of its assets in repurchase agreements maturing in more than seven days. The Portfolio may, from time to time, purchase Rule 144A securities when they present attractive investment opportunities that otherwise meet the Portfolio's criteria for selection.

The portfolio turnover may be higher than other mutual funds with similar investment objectives. Investments in the Portfolio should not be considered a complete investment program and may not be appropriate for an individual with limited investment resources or who is unable to tolerate fluctuations in the value of the investment.

                             The Alger American Fund

Alger American Growth Portfolio: The investment objective of the Alger American Growth Portfolio is long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65 percent of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization of $1 billion or greater. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization of less than $1 billion and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

Alger American Small Capitalization Portfolio: The investment objective of the Portfolio is long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index, updated quarterly. The Russell 2000 Growth Index is designed to track the performance of small capitalization companies. At the date of this Prospectus, the range of market capitalization of these companies was $20 million to $3.0 billion. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside the range of companies included in the Russell 2000 Growth Index and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

Alger American MidCap Growth Portfolio: The investment objective of the Portfolio is long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the S&P MidCap 400 Index, updated quarterly. The S&P MidCap 400 Index is designed to track the performance of medium capitalization companies. At the date of this Prospectus, the range of market capitalization of these companies was $153 million to $8.9 billion. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside the range of companies included in the S&P MidCap 400 Index and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

                  Neuberger & Berman Advisers Management Trust

(Each portfolio of the Neuberger & Berman Advisers Management Trust invests exclusively in a corresponding series of Advisers Managers Trust in what is sometimes known as a "master/feeder" fund structure. Therefore, the investment objective of each portfolio matches that of the series of the Advisers Managers Trust in which the portfolio invests. Therefore, the following information is presented in terms of the applicable series of the Advisers Management Trust).

AMT  Partners  Investments:   The  investment  objective  of  the  AMT  Partners
Investments  is  to  seek  capital   growth.   This   investment   objective  is
non-fundamental.

The AMT Partners Investments invests primarily in common stocks of established companies, using the value-oriented investment approach. The series seeks capital growth through an investment approach that is designed to increase capital with reasonable risk. Its investment program seeks securities believed to be undervalued based on strong fundamentals such as low price-to-earnings ratios, consistent cash flow, and support from asset values.

Up to 15% of the series' net assets may be invested in corporate debt securities rated below investment grade or in comparable unrated securities. Securities rated below investment grade as well as unrated securities are often considered to be speculative and usually entail greater risk.

                           Montgomery Variable Series

Emerging Markets Fund: The investment objective of the Montgomery Variable Series Emerging Markets Fund is capital appreciation, which under normal conditions it seeks by investing at least 65% of its total assets in equity securities of companies in countries having emerging markets. For these purposes, the Fund defines an emerging market country as having an economy that is or would be considered by the World Bank or the United Nations to be emerging or developing. This Fund considers emerging market companies to be companies the securities of which are principally traded in the capital market of an emerging market country, companies that derive at least 50% of their total revenue from either goods produced or services rendered in emerging market countries or from sales made in such emerging market countries, regardless of where the securities of such companies are principally traded, or companies organized under the laws of, and with a principal office in, an emerging market country.

This Fund uses a proprietary, quantitative asset allocation model created by the Manager. This model employs mean-variance optimization, a process used in developed markets based on modern portfolio theory and statistics. Mean-variance optimization helps determine the percent of assets to invest in each country to maximize expected returns for a given risk level. This Fund's aims are to invest in those countries that are expected to have the highest risk/reward tradeoff when incorporated into a total portfolio context and to construct a portfolio of emerging market investments approximating the risk level of an internationally diversified portfolio of securities in developed markets. This "top-down" country selection is combined with "bottom-up" fundamental industry analysis and stock selection based on original research, publicly available information, and company visits.

This Fund invests primarily in common stock but also may invest in other types of equity and equity derivatives securities. It may invest up to 35% of its total assets in debt securities, including up to 5% in debt securities rated below investment grade. The Fund has the right to purchase securities in foreign countries. Accordingly, shareholders should consider carefully the substantial risks involved in investing in securities issued by companies and governments of foreign nations, which are in addition to the usual risks inherent in domestic investments. While the Fund may invest in mature suppliers of products and services, and technologies, the Fund also may invest in smaller companies that may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation but may involve greater risk than larger, mature issuers. The Fund is authorized to invest in medium quality (rated or equivalent to BBB by S&P or Baa by Moody's) and in limited amounts of high risk, lower quality debt securities, sometimes called "junk bonds," (i.e., securities rated below BBB or Baa) or, if unrated, deemed to be of equivalent investment quality as determined by the Manager. Medium quality debt securities have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade debt securities.

                              Life & Annuity Trust

Asset Allocation Fund: The Asset Allocation Fund seeks over the long-term a high level of total return, including net realized and unrealized capital gains and net investment income, consistent with reasonable risk. The Fund seeks to achieve its objective by pursuing an asset allocation strategy. This strategy is based upon the premise that certain asset classes from time to time are under- or over- valued relative to each other by the market, and that undervalued asset classes represent relatively better long-term, risk-adjusted investment opportunities. Timely, low-cost shifts among common stocks, U.S. Treasury bonds and money market instruments (as determined by their perceived relative over- or under- valuation) can, therefore, produce attractive investment returns. Using this strategy, BZW Barclays Global Fund Advisors ("BGFA"), as the Fund's investment sub-adviser, regularly determines the appropriate mix of asset classes and the Fund's portfolio is periodically adjusted to achieve this mix. The Fund is not designed to profit from short-term market changes.

In determining the appropriate mix, BGFA uses an investment model (the "Asset Allocation Model") developed over the past 20 years, which is also used by BGFA as a basis for managing large employee benefit trust funds and other institutional accounts. The Asset Allocation Model, which is proprietary to BGFA, analyzes extensive financial data from numerous sources and recommends a portfolio allocation among common stocks, U.S. Treasury bonds and money market instruments. As further described in the Fund's "Prospectus Appendix - Additional Investment Policies," BGFA bases its investment decisions on the Asset Allocation Model's results. At any given time, substantially all of the Fund's assets may be invested in a single asset class and the relative allocation among the asset classes may shift significantly from time to time.

Growth and Income Fund: The Growth and Income Fund seeks to earn current income and achieve long-term capital appreciation. It seeks to achieve this objective by investing primarily in common stocks and preferred stocks and debt securities that are convertible into common stocks. Under normal market conditions, the Fund invests at least 65% of its total assets in common stocks and securities which are convertible into common stocks and at least 65% of its total assets in income-producing securities. Up to 10% of the Fund's assets may be invested in securities of foreign issuers. The Growth and Income Fund invests in common stocks of issuers that exhibit a strong earnings growth trend and that are believed by Wells Fargo Bank, as investment adviser, to have above average prospects for future earnings growth. The Fund maintains a portfolio of common stocks diversified among industries and companies. The Fund may invest in common stocks of large companies (i.e., those companies with more that $750 million in capitalization) that Wells Fargo Bank believes offer the potential for long-term earnings growth or above-average dividend yield. Some investments also may be made in common stocks of medium and smaller sized companies (i.e., those companies with at least $250 million, but less than $750 million in capitalization ) that appear to have the potential to generate high levels of future revenue and earnings growth and where the investment opportunity may not be fully reflected in the price of the securities but that may involve greater risks than investments in larger companies. The Growth and Income Fund intends generally to invest less than 50% of its assets in the securities of medium and smaller sized companies and the remainder in securities of larger sized companies. However, the actual percentages may vary according to changes in market conditions and the judgment of the Fund's investment adviser of how best to achieve the Fund's investment objective. The Growth and Income Fund may also invest in convertible securities that provide current income and are issued by companies with the characteristics described above and that have a strong earnings and credit record. At most, 5% of the Fund's net assets will be invested in convertible debt securities that are either rated below the four highest rating categories by one or more nationally recognized statistical rating organizations, such as Moody's Investor Service, Inc. or Standard & Poor's Corporation (which includes securities also known as "junk bonds"), or unrated securities determined by Wells Fargo Bank to be of comparable quality.

Money Market Fund: The Money Market Fund seeks to provide investors with a high level of income, while preserving capital and liquidity, by investing in high-quality, short-term instruments. The Fund only invests its assets in U.S. dollar-denominated, high-quality money market instruments, and may engage in certain other investment activities as described in the Prospectus. Permitted investments consist of obligations of the U.S. Government, its agencies or instrumentalities (including government-sponsored enterprises), obligations of domestic and foreign banks, commercial paper, and repurchase agreements and other debt obligations such as municipal obligations, asset-backed securities and securities issued by special purpose entities. The Fund also may invest in unrated instruments determined by Wells Fargo Bank to be of comparable quality to other rated instruments that the Fund is permitted to purchase and otherwise purchased in accordance with Fund procedures. The Money Market Fund is not insured or guaranteed by the U.S. Government. There can be no assurance that a stable net asset value will be maintained. A more complete description of these investments and investment activities is contained in the Fund's "Prospectus Appendix - Additional Investment Policies" and in the Fund's SAI.

U.S. Government Allocation Fund: The U.S. Government Allocation Fund seeks over the long-term a high level of total return, including net realized and unrealized capital gains and net investment income, consistent with reasonable risk. The Fund seeks to achieve its objective by pursuing a strategy of allocating and reallocating its investments among the following three classes of debt instruments: long-term U.S. Treasury bonds, intermediate-term U.S. Treasury notes, and short-term money market instruments. This strategy is based upon the premise that those classes of debt securities from time to time are over- or under-valued relative to each other by the market, and that under-valued asset classes represent relatively better long-term investment opportunities. Timely, low-cost shifts among such securities (as determined by their perceived relative over- or under-valuation) can, therefore produce attractive long-term investment returns. Using this strategy, BGFA regularly determines the appropriate mix of asset classes, and the Fund's portfolio is periodically adjusted to achieve this mix. Under normal market conditions, the Fund invests at least 65% of the value of its total assets in U.S. Government obligations. In determining the appropriate mix, BGFA, as the Fund's investment sub-adviser, uses an investment model, the U.S. Government Allocation Model, which is also used by BGFA as a basis for managing large employee benefit trust funds and other institutional accounts. The model, which is proprietary to BGFA, analyzes risk, correlation and expected return data and recommends a portfolio allocation among the three classes of debt instruments. As further described in the Fund's "Prospectus Appendix - Additional Investment Policies," BGFA bases its investment decisions on the model's results. At any given time, substantially all of the Fund's assets may be invested in a single asset class, and the relative allocation among the asset classes may shift significantly from time to time. The Fund is not designed to profit from short-term market changes. The Fund may purchase U.S. Treasury bonds with remaining maturities of at least 20 years. Under normal market conditions, the dollar-weighted average maturity of this portion of the Fund's portfolio is expected to range between 22 and 28 years. The Fund may purchase U.S. Treasury notes and other U.S. Treasury securities with remaining maturities ranging from one to 20 years. Under normal market conditions, the dollar-weighted average maturity of this portion of the Fund's portfolio is expected to range between three and seven years. The Fund may purchase short-term money market instruments with remaining maturities of one year or less. The Fund also may enter into futures and options contracts and options on futures contracts and make margin payments in connection with such contracts, invest in unrated instruments determined by the Fund's adviser to be of investment quality comparable to other rated instruments that the Fund is permitted to purchase, and purchase securities on a delayed delivery or when-issued basis.

                                                            APPENDIX B
                               SALES ILLUSTRATIONS

On the following page is an example of a type of personalized hypothetical illustration of how an Annuity may perform. This type of illustration may be used in conjunction with or in lieu of hypothetical illustrations in a format equivalent to the examples shown in the section entitled "Examples". This type of illustration is designed to help prospective investors understand the Annuity and determine if purchasing an Annuity is an appropriate vehicle to pursue their financial needs and objectives.

No illustration is valid unless it includes examples of how the Annuity would perform assuming Net Investment Performance both at a rate of zero and at the Benchmark Rate in addition to any examples assuming some other interest rate. In addition, no illustration is valid if it projects hypothetical Net Investment Performance in the future in excess of 12% per year.

The items shown in brackets in the following example are for an illustration to be presented for a mythical "John Doe". Items in brackets may not appear if not selected for the illustration. Should you receive such an illustration, those items should indicate facts specific to you and your circumstances. Brackets will not be included in the actual illustrations.

When applicable, an illustration would indicate any joint Owner and the age and gender of any joint Annuitant. If the symbol "N/A" would appear, that is an indication that an item is not applicable. For example, if the symbol "N/A" appeared regarding the gender of the Annuitant, that would mean that gender is not being used in determining the applicable Annuity Factor.

The minimum amount of information that will be included in any graph or chart in an illustration will be the Annuity Payment Amounts based on the assumptions used, shown in columnar or graph form. Unless a longer period is selected, values are shown for the initial Inheritance Period (rounded up to the end of an Annuity Year, if applicable) plus five Annuity Years. Values may be expressed as a percentage of the Premium. Values expressed in dollars or in time, such as the length of the Inheritance Period, are available upon request in the format shown in the Expense Examples as shown in this Prospectus. In addition to the Annuity Payment Amounts, the following values may be illustrated: (1) The Cash Value;
(2) The lump sum alternative available in lieu of Annuity Payments for a Beneficiary ( the "Lump Sum Alternative"); (3) Alternative taxable income, (the income needed from an investment taxed at ordinary income rates to which the exclusionary rules of the Code would not apply to achieve the same after tax income); (4) The effective rate of return (the yield, assuming payment of the Lump Sum Alternative as of the date illustrated); (5) The cumulative return to-date (the total amount paid, assuming payment of the Lump Sum Alternative as of the date illustrated).

Illustrations may be provided on paper, and may be provided in color. Illustrations may be provided in a format other than on paper. For example, we may provide illustrations for presentation on a computer screen or in a video format. References to "pages" in the following illustration would be replaced by references to "screens" or "pictures" if the illustration is presented other than on paper. If illustrations are presented in computer or video formats, elements may be presented in color, explanatory material may be narrated rather than shown, a background musical score may accompany the presentation, and parts of an illustration may be presented in sequence (i.e. variation in Annuity Payment Amounts could be shown as a moving line). However, in no case will a complete presentation in computer or video format include any less information than an equivalent presentation on paper.

Values may be presented in graphic or columnar form, or both, either on the same or separate pages. The examples provided herein illustrated the provision of information graphically and in columns, providing the same information in both formats on the same page. The order of presentation of information based on varying assumed rates of Net Investment Performance (0.00%, at the Benchmark Rate, and at elected rates not to exceed 12%) may differ, and may include the option, especially when information is presented in electronic or video formats, to present materials "side-by-side" rather than on successive pages.

                                  ILLUSTRATION
                         [Annuity commercial name here]

The variable immediate annuity illustrated is offered by American Skandia Life Assurance Corporation. The distributor is American Skandia Marketing , Incorporated. Both can be found at One Corporate Drive, Shelton, Connecticut 06884. This illustration, which consists of [5] pages, is not valid unless preceded or accompanied by a prospectus. Values are presented at three different hypothetical levels of Net Investment Performance. Be sure to review the entire illustration!

This illustration includes values expressed as a percentage of Premium. Ask your representative if you also want an illustration expressed in dollars or wish to see an illustration that shows the impact of Net Investment Performance on the Inheritance Period.

Prepared for:  [John Doe]

Illustration Prepared on:  [October 1, 1997]
Illustration Prepared by:  [Jane Doe]

Proposed Annuitant:  [John Doe]                                  Gender:  [Male]
Birthdate:  [October 15, 1927]
 Address:  [123 Main Street, Anytown, Anystate 98765-4321]
Proposed Owner:  [John Doe]
Proposed Annuity Date:  [December 1, 1997]
Proposed Premium:  $[100,000.00]
Assumed tax basis:  $[100,000.00]     Assumed marginal income tax rate:  [33%]      Benchmark Rate:  [4.00]%
Annuity Plan/Class:  [Assured Income/Non-qualified]                     Period Shown:  [Annuity Date to {            }]

In addition to Annuity Payment Amounts, each of the following values were elected for illustration: [The explanations will appear if the value has been elected for illustration].

Cash Value: Cash Value is the amount available for surrender before the Inheritance Date.

Lump Sum Alternative: [This is the amount payable, if any, for a Beneficiary in lieu of Annuity Payments.Alternative taxable income {This does not appear if the entry in "Assumed tax basis" above is zero]:

Alternative taxable income shows hypothetical income from an alternative investment or savings vehicle that do not receive the preferential tax treatment of annuity payments known as the "exclusionary rules" under the Internal Revenue Code. We assume such alternative investment or savings vehicle is taxed at ordinary income rates (capital gains tax rates may be lower than ordinary income rates) and that the entire income payment from such vehicle is fully taxable. That means that no portion of the income from the alternative vehicle is assumed to be a return of any tax basis in such vehicle. Under the "exclusionary rules", a portion of each payment from an annuity is treated as a return of any tax basis, until such time as the entire basis has been returned. It is assumed that alternative taxable income would be received at the same times as Annuity Payments. An assumed tax basis and an assumed marginal income tax rate must be provided.

Effective rate of return: The rate of return assumes payment of the Lump Sum Alternative on the applicable date.

Cumulative return: The total amount paid assumes payment of the Lump Sum Alternative on the applicable date.
VIA ILLUS ([ ]) PG. 1 OF [ ]

THIS ILLUSTRATION IS BASED ON THE ANNUITY FACTORS IN EFFECT FOR THE APPLICABLE ANNUITY PLAN AND CLASS AS OF THE DATE THE ILLUSTRATION WAS PREPARED. THERE IS NO GUARANTEE THAT THE ANNUITY FACTORS IN EFFECT AS OF THE DATE AN ANNUITY IS ISSUED WILL BE THE SAME AS THOSE USED IN THIS ILLUSTRATION.

In addition to the assumptions noted on the prior page, the examples shown assume: (a) any charge for taxes for the applicable jurisdiction; (b) Net Investment Performance is a constant for illustrations based on 0.00% and the Benchmark Rate, but can vary as elected for any illustration based on higher hypothetical rates of Net Investment Performance; (c) the Annuitant remains alive during the period shown; (d) no transfer charge or split payments service fee is applicable.

THE  EXAMPLES  ARE  ILLUSTRATIVE   ONLY  -  THEY  SHOULD  NOT  BE  CONSIDERED  A
REPRESENTATION OF ACTUAL PAST OR FUTURE PERFORMANCE OF AN ANNUITY OR ANY PORTFOLIO - ACTUAL PERFORMANCE MAY BE MORE OR LESS THAN THE HYPOTHETICAL RATES OF RETURN SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE AND THE NET INVESTMENT PERFORMANCE OF THE INVESTMENT OPTIONS SELECTED. THE VALUES ALSO WOULD DIFFER FROM THOSE SHOWN IF THE RATE OF RETURN FLUCTUATED RATHER THAN REMAINED CONSTANT, EVEN IF THE AVERAGE RATES OF RETURN EQUALED THOSE SHOWN. IT IS HIGHLY LIKELY THAT VALUES WILL DIFFER FROM THOSE SHOWN BECAUSE INVESTMENT RETURNS WILL FLUCTUATE FROM MONTH TO MONTH. THE RATES OF RETURN SHOWN ARE HYPOTHETICAL AND MAY NOT BE ACHIEVED OVER ANY PERIOD OF TIME. NO RATE OF RETURN IS GUARANTEED.VIA ILLUS ([ ]) PG. 2 OF [ ]


        HYPOTHETICAL VALUES ASSUMING NET INVESTMENT PERFORMANCE AS SHOWN
                        {AMOUNTS MAY VARY FOR EACH YEAR}
                        Key to Symbols Used in the Graph

[ tbd  ] = Cash Value                                                                [ tbd] = Annuity Payment Amounts
 [ tbd ] = Lump Sum Alternative                                                   [ tbd ] = Alternative taxable income
[ tbd ] =  Cumulative  Return)                                                    [ tbd ] = Effective  rate of return

Percentage  of Premium                                                           Percentage  of Premium
 (for Cash Value, Lump Sum Alternative                                          (for Annuity Payment  Amounts,
and Cumulative Returns)                                                         alternative  taxable  income  and
                                                                               effective rate of return)




200%                                                                                                                             20%

180%                                                                                                                             18%

160%                                                                                                                             16%

140%                                                                                                                             14%

120%                                                                                                                             12%

100%                                                                                                                             10%

80%                                                                                                                               8%

60%                                                                                                                               6%

40%                                                                                                                               4%

20%                                                                                                                               2%

0%                                                                                                                                0%

-20%                                                                                                                             -2%

End of Year:     1       2       3       4       5       6       7       8       9       10       11       12       13

                7.5    7.5     7.5      7.5     7.5     7.5     7.5    7.5      7.5     7.5      7.0      7.0      7.0
14       15       16       17       18       19       20
7.0      7.0      7.0      7.0      7.0      7.0     7.0

                                                            Net Investment Performance (%)

End of       Net Invest-          Cash           Lump Sum         Cumulative     Annuity Payment   Tax equivalent   Effective rate
Year      ment Performance       Value          Alternative         returns          Amounts          payments         of return
----      ----------------       -----          -----------         -------          -------          --------         ---------
1                 7.5%
2                 7.5
3                 7.5
4                 7.5
5                 7.5
6                 7.5
7                 7.5
8                 7.5
9                 7.5
10                7.5
11                7.0
12                7.0
13                7.0
14                7.0
15                7.0
16                7.0
17                7.0
18                7.0
19                7.0
20                7.0
--------------------

VIA ILLUS ([     ]) PG. 3  OF [  ]





                                 HYPOTHETICAL VALUES ASSUMING NET INVESTMENT PERFORMANCE AS SHOWN.
                                  {NET INVESTMENT PERFORMANCE SHOWN EQUALS AT THE BENCHMARK RATE}
                                                  Key to Symbols Used in the Graph
[tbd ] = Cash Value                                                                                [ tbd] = Annuity Payment Amounts
 [tbd] = Lump Sum Alternative                                                                    [tbd] = Alternative taxable income
[ tbd ] = Cumulative  Return                                                                    [ tbd ] = Effective  rate of return

 Percentage  of Premium                                                                              Percentage  of Premium
 (for Cash  Value,  Lump Sum  Alternative,                                       (for Annuity Payment Amounts, alternative tax able
and Cumulative Returns)                                                                        income and effective rate of return)
200%                                                                                                                             20%

180%                                                                                                                             18%

160%                                                                                                                             16%

140%                                                                                                                             14%

120%                                                                                                                             12%

100%                                                                                                                             10%

80%                                                                                                                               8%

60%                                                                                                                               6%

40%                                                                                                                               4%

20%                                                                                                                               2%

0%                                                                                                                                0%

-20%                                                                                                                             -2%



End of Year     1       2       3       4       5       6       7       8       9       10       11       12       13
                4.0     4.0     4.0     4.0     4.0     4.0     4.0     4.0     4.0     4.0      4.0      4.0      4.0
14       15       16       17       18       19       20
4.0      4.0      4.0      4.0      4.0      4.0      4.0

                                   Net Investment Performance (%)


End of       Net Invest-          Cash           Lump Sum         Cumulative     Annuity Payment   Tax equivalent   Effective rate
Year      ment Performance       Value          Alternative         returns          Amounts          payments         of return
----      ----------------       -----          -----------         -------          -------          --------         ---------
1                4.0%
2                4.0
3                4.0
4                4.0
5                4.0
6                4.0
7                4.0
8                4.0
9                4.0
10               4.0
11               4.0
12               4.0
13               4.0
14               4.0
15               4.0
16               4.0
17               4.0
18               4.0
19               4.0
20               4.0
--------------------

VIA ILLUS ([     ]) PG. 4 OF [  ]



                                  HYPOTHETICAL VALUES ASSUMING NET INVESTMENT PERFORMANCE AS SHOWN
                                         {THE NET INVESTMENT PERFORMANCE SHOWN EQUALS ZER0}
                                                  Key to Symbols Used in the Graph
[tbd] = Cash Value                                                                                   [tbd] = Annuity Payment Amounts
 [tbd] = Lump Sum Alternative                                                                     [tbd] = Alternative taxable income
[ tbd ] = Cumulative  Return                                                                       [tbd] = Effective  rate of return

Percentage  of Premium                                                                                        Percentage of Premium
(for Cash Value, Lump Sum Alternative                                                                (for Annuity Payment  Amounts,
and  Cumulative  Returns)                                               alternative  taxable  income  and effective rate of return)
200%                                                                                                                             20%
180%                                                                                                                             18%

160%                                                                                                                             16%

140%                                                                                                                             14%

120%                                                                                                                             12%

100%                                                                                                                             10%

80%                                                                                                                               8%

60%                                                                                                                               6%

40%                                                                                                                               4%

20%                                                                                                                               2%

0%                                                                                                                                0%

-20%                                                                                                                             -2%

End of Year     1       2       3       4       5       6       7       8       9       10       11       12       13
                0.0     0.0     0.0     0.0     0.0     0.0     0.0     0.0     0.0     0.0      0.0      0.0      0.0
14       15       16       17       18       19       20
0.0      0.0      0.0      0.0      0.0      0.0      0.0

                                                            Net Investment Performance (%)

End of       Net Invest-          Cash           Lump Sum         Cumulative     Annuity Payment   Tax equivalent   Effective rate
Year         Performance         Value          Alternative         returns          Amounts          payments         of return
----         -----------         -----          -----------         -------          -------          --------         ---------
1                0.0%
2                0.0
3                0.0
4                0.0
5                0.0
6                0.0
7                0.0
8                0.0
9                0.0
10               0.0
11               0.0
12               0.0
13               0.0
14               0.0
15               0.0
16               0.0
17               0.0
18               0.0
19               0.0
20               0.0
--------------------

VIA ILLUS ([    ] PG. 5 OF [   ]

                   American Skandia Life Assurance Corporation
                            Attention: Concierge Desk
                                  P.O. Box 883
                           Shelton, Connecticut 06484

================================================================================

PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE AMERICAN SKANDIA ANNUITY DESCRIBED IN PROSPECTUS
 VIA1-PROS [    ].


================================================================================

             -------------------------------------------------------
================================================================================
                                (print your name)



             -------------------------------------------------------
===============================================================================
================================================================================
                                    (address)



             -------------------------------------------------------
================================================================================
================================================================================
                              (city/state/zip code)

================================================================================

ADDITIONAL   INFORMATION:   Inquiries   will  be   answered   by  calling   your
representative or by writing to:

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                  P.O. Box 883
                           Shelton, Connecticut 06484

Issued by:                                                      Administered at:

AMERICAN SKANDIA LIFE                                      AMERICAN SKANDIA LIFE
ASSURANCE CORPORATION                                      ASSURANCE CORPORATION
One Corporate Drive                                                 P.O. Box 883
Shelton, Connecticut 06484                            Shelton, Connecticut 06484
Telephone: 1-800-752-6342                              Telephone: 1-800-752-6342

                                 Distributed by:

                    AMERICAN SKANDIA MARKETING, INCORPORATED
                               One Corporate Drive
                           Shelton, Connecticut 06484
                           Telephone: 1 -203-926-1888

                       STATEMENT OF ADDITIONAL lNFORMATION


The Annuities are registered under the Securities Act of 1933 and the Investment Company Act of 1940. The Annuities are issued by AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (CLASS 3 SUB-ACCOUNTS) and AMERICAN SKANDIA LIFE ASSURANCE CORPORATION.

THIS STATEMENT OF ADDITIONAL lNFORMATlON IS NOT A PROSPECTUS. THE INFORMATION CONTAINED HEREIN SHOULD BE READ IN CONJUNCTlON WITH THE PROSPECTUS FOR THE ANNUITIES WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE lNVESTING. FOR A COPY OF THE PROSPECTUS SEND A WRITTEN REQUEST TO AMERICAN SKANDIA LIFE ASSURANCE CORPORATION, P.O. BOX 883, SHELTON, CONNECTICUT 06484, OR TELEPHONE 1-800-752-6343.


                        Date of Prospectus: June 16, 1997
           Date of Statement of Additional Information: June 16, 1997


                                TABLE OF CONTENTS

Item                                                                                                                   Page


General Information Regarding American Skandia Life Assurance Corporation
Principal Underwriter
Calculation of Performance Data
Unit Price Determinations
Independent Auditors
Legal Experts
Fiancial Statements

GENERAL  INFORMATION  REGARDING  AMERICAN  SKANDIA LIFE  ASSURANCE  CORPORATION:
American Skandia Life Assurance Corporation ("we", "our" or "us") is a wholly-owned subsidiary of American Skandia Investment Holding Corporation whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies whose predecessor commenced operations in 1855. Skandia Insurance Company Ltd. is a major worldwide insurance company operating from Stockholm, Sweden which owns and controls, directly or through subsidiary companies, numerous insurance and related companies. We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies. Our mailing address is P.O. Box 883, Shelton, Connecticut 06484.

PRINCIPAL UNDERWRITER: American Skandia Marketing, Incorporated ("ASM, Inc.") serves as principal underwriter for the Annuities. We, ASM, Inc. and American Skandia Investment Services, Incorporated ("ASISI"), the investment manager of the American Skandia Trust, are wholly-owned subsidiaries of American Skandia Investment Holding Corporation. Most of the Class 3 Sub-accounts of Separate Account B invest in portfolios offered by American Skandia Trust.

Annuities may be sold by agents of ASM, Inc. or agents of securities brokers or insurance brokers who enter into agreements with ASM, Inc. and who are legally qualified under federal and state law to sell the Annuities in those states where the Annuities are to be offered. The Annuities are offered on a continuous basis. ASM, Inc. is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker dealer and is a member of the National Association of Securities Dealers, Inc. (`NASD"). ASM, Inc. receives no underwriting commissions.

VIA1-SAI (06/97)



CALCULATION OF PERFORMANCE DATA:

We provide two types of performance information: (a) the "effective rate of return", which is the yield of the Annuity; and (b) the cumulative return to-date.

The performance of an Annuity over time depends on: (a) Net Investment Performance; (b) the age of the Annuitant at the time the Annuity is issued; (c) the gender of the Annuitant (unless applicable law or regulation requires that we ignore gender); (d) the Annuity plan issued, particularly, the applicable Benchmark Rate and Annuity Factors for such plan; and (e) what lump sum, if any, is available at the end of the period. In order to provide performance information, we assume that a hypothetical Annuity was issued at the beginning of the period to be measured, and that:

(1) The Annuitant was [ ] on the Issue Date;

(2) The Annuitant was male, and that gender affected the Annuity Factors;

(3) A single, specified investment option was used for the entire period being measured;

(4) The end of the period is the Inheritance Date;

(5) A lump sum is being paid to the Beneficiary as of that date in lieu of Annuity Payments.

Both the effective rate of return and the cumulative return to-date might be lower in certain circumstances if the Cash Value was used rather than the lump sum in lieu of Inheritance Payments. That is because of our guarantee that such lump sum will not be less than the Premium less total Annuity Payments paid. Therefore, the effective rate of return and the cumulative return to-date might be lower if an Annuity were surrendered for its Cash Value at the end of the period.

Most of the underlying mutual fund portfolios existed prior to the inception of the Sub-accounts. In order to give you a basis for analyzing the performance of the various investment options over as long a time as possible, we assume the issuance of a hypothetical Annuity investing solely in the applicable investment option from the date the underlying Portfolio commenced operations. Therefore, performance quoted in advertising regarding such Sub-accounts may indicate periods prior to the initial offering of the Annuities.

To the extent allowed by law or regulation, as well as the rules of applicable self-regulatory organizations such as the NASD, we may also provide hypothetical performance of an Annuity as if a hypothetical underlying Portfolio performed exactly like: (a) a common market index, such as the Standard & Poor's 500; or
(b) a stated weighted average of such an index with an index of the performance of debt instruments, such as an index measuring the return of corporate bonds. This latter method of using a stated weighted average may be particularly helpful if you are considering utilizing an investment option that expects to maintain significant portions of its assets in both equity and debt instruments.

Shown on the following page are effective rate of return and cumulative return to-date figures for the periods shown. The "inception-to-date" figures shown below are based on the inception date of an underlying Portfolio. Any performance of such Portfolios prior to inception of a Sub-account is provided by the underlying mutual funds. The total return for any Sub-account reflecting performance prior to such Sub-account's inception is based on such information.












                                                              Effective Rate of Return                    Cumulative Return to-date

                                            1 Yr.    3 Yr.    5Yr.     Inception-to-date1 Yr.    3 Yr.    5 Yr.    Inception-to-date

LA Growth and  Income 3
 AST Money  Market 3
JanCap  Growth 3
AST Janus  Overseas Growth 3
Fed Utility Inc 3
Fed High Yield 3
T. Rowe Price Asset  Allocation 3
T. Rowe Price  International  Equity 3
T. Rowe Price  Natural  Resources  3
T. Rowe Price  International Bond 3
T. Rowe Price Small Company Value 3
Founders Capital Appreciation  3
Founders  Passport 3
INVESCO  Equity Income 3
PIMCO Total Return Bond 3
PIMCO Limited Maturity Bond 3
Berger Capital Growth 3
RS Value + Growth 3
AST Putnam Value Growth & Income 3
AST Putnam  International Equity 3
AST Putnam Balanced 3
Twentieth Century  International Growth 3
Twentieth Century Strategic Balanced 3
AA Growth 3
AA Small  Capitalization 3
AA MidCap Growth 3
NB Partners 3
MV Emerging Markets 3
WF Asset Allocation 3
WF U.S. Government Allocation 3
WF Growth and Income 3
WF Money Market 3

         The performance quoted in any advertising should not be considered a representation of the performance of these Sub-accounts in the future since performance is not fixed.

Net Investment Performance will depend on the type, quality and, for some of the Sub-accounts, the maturities of the investments held by the underlying mutual funds and upon prevailing market conditions and the response of the underlying mutual funds to such conditions. Net Investment Performance will also depend on changes in the expenses of the underlying mutual funds.

         The information provided by these measures may be useful in comparing the performance of the Sub-accounts that you may utilize. It may have only a limited usefulness in comparison with other annuities, given that, as of the date of this Statement, we were unaware of any annuities structured in a similar fashion (To our knowledge, other variable immediate annuities are structured such that investment performance always directly affects the amount of each annuity payment, not any Inheritance Period). These measures may be even less useful in providing a basis for comparison with other investments that neither provide some of the benefits of the Annuities or the benefits of other variable immediate annuities.



UNIT PRICE DETERMINATIONS: For each Sub-account the initial Unit Price was $10.00. The Unit Price for each subsequent period is the net investment factor for that period, multiplied by the Unit Price for the immediately preceding Valuation Period. The Unit Price for a Valuation Period applies to each day in the period. The net investment factor is an index that measures the investment performance of and charges assessed against a Sub-account from one Valuation Period to the next. The net investment factor for a Valuation Period is: (a) divided by (b), less (c) where:

         (a) is the net result of:

                  (1) the net asset value per share of the underlying mutual fund shares held by that Sub-account at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid by the underlying mutual fund during that Valuation Period; plus or minus

                  (2) any per share charge or credit during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

         (b) is the net result of:

                  (1) the net asset value per share plus any declared and unpaid dividends per share of the underlying mutual fund shares held in that Sub-account at the end of the preceding Valuation Period; plus or minus

                  (2) any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

         (c) is the insurance charge.

We value the assets in each Sub-account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.

INDEPENDENT AUDITORS: Deloitte & Touche LLP, Two World Financial Center, New York, New York 10281-1433, independent auditors, have performed an annual audit of American Skandia Life Assurance Corporation and an annual audit of American Skandia Life Assurance Corporation Variable Account B (Class 3 Sub-accounts). Audited financial statements regarding American Skandia Life Assurance Corporation as of December 31, 1996 and 1995, and the related statements of operations, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1996 are included herein. Also, audited financial statements for Variable Account B (Class 3 Sub-accounts) are included herein. The financial statements included herein have been audited by Deloitte & Touche LLP, independent auditors, as stated in the report herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL EXPERTS: Counsel with respect to Federal laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law is Werner & Kennedy, 1633 Broadway, New York, New York 10019.

FINANCIAL  STATEMENTS:  The financial statements which follow in Appendix A are:
(a) those of American Skandia Life Assurance Corporation; and (b) those of American Skandia Life Insurance Corporation Variable Account B (Class 3 Sub-accounts).

To the extent and only to the extent that any statement in a document incorporated by reference into this Statement of Additional Information is modified or superseded by a statement in this Statement of Additional Information or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.

We furnish you without charge a copy of any or all the documents incorporated by reference in this Statement of Additional Information, including any exhibits to such documents which have been specifically incorporated by reference. We do so upon receipt of your written or oral request. Please address your request to American Skandia Life Assurance Corporation, Attention: Concierge Desk, P.O. Box 883, Shelton, Connecticut, 06484. Our phone number is 1-(800) 752-6342.

                                   Appendix A

      Financial Statements for American Skandia Life Assurance Corporattion

                                   followed by

       Financial Statements for Separate Account B (Class 3 Sub-accounts)

                           (to be filed by amendment)

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits:

(a) All financial statements are included in Parts A & B of this Registration Statement.

(b)      Exhibits are attached as indicated.

(1) Copy of the resolution of the board of directors of Depositor authorizing the establishment of the Registrant for Separate Account B (previously filed in the initial Registration Statement to Registration Statement No. 33-19363, filed December 30, 1987).

(2) Not applicable. American Skandia Life Assurance Corporation maintains custody of all assets.

(3) (a) Form of revised Principal Underwriting Agreement between American Skandia Life Assurance Corporation and American Skandia Marketing, Incorporated, formerly known as Skandia Life Equity Sales Corporation (previously filed in Post-Effective Amendment No. 3 to Registration Statement No. 33-44436, filed April 20, 1993).

     (b) Form of Revised Dealer Agreement (previously filed in Post-Effective Amendment No. 3 to Registration Statement No. 33-44436, filed April 20,
         1993).

(4)      Copy of the form of the Annuity (to be filed by amendment).

(5) A copy of the application form used with the Annuity provided in response to (4) above (to be filed by amendment)

(6) (a) Copy of the certificate of incorporation of American Skandia Life Assurance Corporation (previously filed in Pre-Effective Amendment No. 2 to Registration Statement No. 33-19363, filed July 27, 1988).

     (b) Copy of the  By-Laws of American  Skandia  Life  Assurance  Corporation
         (previously filed in Pre-Effective Amendment No. 2 to Registration Statement No. 33-19363, filed July 27, 1988).

(7)      Not applicable.

(8)      Agreements between Depositor and:

      (a) Neuberger & Berman Advisers Management Trust (previously filed in Post-Effective Amendment No. 5 to Registration Statement No. 33-19363, filed February 28, 1990).

      (b) The Alger American Fund (previously filed in Post-Effective Amendment No. 5 to Registration Statement No. 33-19363, filed February 28, 1990).

     (c) American Skandia Trust (previously filed in Post-Effective Amendment No. 5 to Registration Statement No. 33-19363, filed February 28, 1990. At such time, what later became American Skandia Trust was known as the Henderson Global Asset Trust).

     (d) The Montgomery Funds III (previously filed in Registration Statement No. 333-08853).

     (e) Life & Annuity Trust (previously filed in Post-Effective Amendment No. 1 to Registration Statement No. 33-71118, filed February 17, 1995.

(9)      Opinion and consent of Werner & Kennedy (to be filed by amendment).

(10)     Consent of Deloitte & Touche LLP (to be filed by amendment).

(11)     Not applicable.

(12)     Not applicable.

(13)     Calculation   of   Performance   Information   for   Advertisement   of
         Performance. (to be filed by amendment)

(14)     Not applicable.

Item 25.  Directors and Officers of the Depositor:  The Directors and Officers of the Depositor are as follows

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation

Gordon C. Boronow                                             President                                                President and
43                                                            and Chief                                     Chief Operating Officer:
                                                              Operating Officer,                               American Skandia Life
                                                              Director (since July, 1991)                      Assurance Corporation

Nancy F. Brunetti                                             Senior Vice President,                Senior Vice President, Customer
34                                                            Customer Service and                  Service and Business Operations:
                                                              Business Operations                              American Skandia Life
                                                              Director (since February, 1996)                  Assurance Corporation

     Ms. Brunetti joined us in 1992.  She previously held the position of Senior Business Analyst at Monarch Life Insurance Company.

Malcolm M. Campbell                                           Director (since April, 1991)                   Director of Operations,
40                                                                                                           Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Jan R. Carendi                                                Chief Executive                           Executive Vice President and
51                                                            Officer and                      Member of Corporate Management Group:
                                                              Chairman of the                         Skandia Insurance Company Ltd.
                                                              Board of Directors
                                                              Director (since May, 1988)

Lincoln R. Collins                                            Senior Vice President,                         Senior Vice President,
36                                                            Product Management                                 Product Management:
                                                              Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

Henrik Danckwardt                                             Director (since July, 1991)                        Director of Finance
43                                                                                                               and Administration,
                                                                                                             Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Wade A. Dokken                                                Director (since July, 1991)                                  Director:
36                                                            and Employee                                     American Skandia Life
                                                                                                              Assurance Corporation;
                                                                                                  President, Chief Operating Officer
                                                                                                        and Chief Marketing Officer:
                                                                                            American Skandia Marketing, Incorporated






Teresa Grove                                                  Vice President,                                         Vice President
41                                                            Customer Service                                     Customer Service:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

   Ms. Grove joined us in 1996.  She  previously  held  positions of  Operations
Manager at Twentieth  Century/Benham  from January,  1992 to September  1996 and
Operations Manager at Lateef Management  Association form January, 1989 to June,
1991.

N. David Kuperstock                                           Vice President,                                        Vice President,
45                                                            Product Development                               Product Development:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Thomas M. Mazzaferro                                          Executive Vice President and              Executive Vice President and
43                                                            Chief Financial Officer,                      Chief Financial Officer:
                                                              Director (since October, 1994)                   American Skandia Life
                                                                                                               Assurance Corporation

Gunnar Moberg                                                 Director (since November, 1994)        Director - Marketing and Sales,
42                                                                                                          Assurances and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

David R. Monroe                                               Vice President and                                  Vice President and
35                                                            Controller                                                 Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

   Mr. Monroe joined us in 1996. He previously  held positions of Assistant Vice
President and Director at Allmerica  Financial from August,  1994 to July,  1996 and Senior Manager at KPMG Peat Marwick from July, 1983 to July, 1994.

Don Thomas Peck                                               Employee                                     Senior Vice President and
52                                                                                                           National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

   Mr. Peck joined us in 1995.  He previously held the position of Regional Vice President with MFS Financial Services Inc.

Rodney D. Runestad                                            Vice President and                                  Vice President and
47                                                            Valuation Actuary                                   Valuation Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Hayward Sawyer                                                Employee                                     Senior Vice President and
51                                                                                                           National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

    Mr. Sawyer joined us in 1994.  He previously held the position of Regional Vice President with AIM Distributors, Inc.

Todd L. Slade                                                 Vice President                                         Vice President:
38                                                                                                      American Skandia Information
                                                                                                             Services and Technology
                                                                                                                         Corporation

Anders O. Soderstrom                                          Director (since October, 1994)                          President and
37                                                                                                          Chief Operating Officer:
                                                                                                        American Skandia Information
                                                                                                 Services and Technology Corporation

Amanda C. Sutyak                                              Executive Vice President                      Executive Vice President
39                                                            and Deputy Chief                                      and Deputy Chief
                                                              Operating Officer,                                  Operating Officer:
                                                              Director (since July, 1991)                      American Skandia Life
                                                                                                               Assurance Corporation

C. Ake Svensson                                               Treasurer,                                   Vice President, Treasurer
45                                                            Director (since December, 1994)              and Corporate Controller:
                                                                                                         American Skandia Investment
                                                                                                                 Holding Corporation

    Mr. Svensson joined us in 1994.  He previously held the position of Senior Vice President with Nordenbanken.

Bayard F. Tracy                                               Director (since October, 1994)                   Senior Vice President
49                                                                                                       and National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Jeffrey M. Ulness                                             Vice President,                                        Vice President,
36                                                            Product Management                                 Product Management:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

   Mr. Ulness joined us in 1994. He previously held the positions of Counsel at North American Security Life Insurance Company from March, 1991 to July, 1994 and Associate at LeBoeuf, Lamb, Leiby, Green and MacRae from January, 1990 to
March, 1991.

Item 26.  Persons  Controlled  by or Under Common  Control with the Depositor or
Registrant: The Depositor does not directly or indirectly control any person. The following persons are under common control with the Depositor by American Skandia Investment Holding Corporation:

         (1) American Skandia Information Services and Technology Corporation ("ASIST"): The organization is a general business corporation organized in the State of Delaware. Its primary purpose is to provide various types of business services to American Skandia Investment Holding Corporation and all of its subsidiaries including computer systems acquisition, development and maintenance, human resources acquisition, development and management, accounting and financial reporting services and general office services.

         (2) American Skandia Marketing, Incorporated ("ASM, Inc."): The organization is a general business corporation organized in the State of Delaware. It was formed primarily for the purpose of acting as a broker-dealer in securities. It acts as the principal "underwriter" of annuity contracts deemed to be securities, as required by the Securities and Exchange Commission, which insurance policies are to be issued by American Skandia Life Assurance Corporation. It provides securities law supervisory services in relation to the marketing of those products of American Skandia Life Assurance Corporation registered as securities. It also may act as the principal underwriter and/or provide securities law supervisory services in relation to marketing of other offerings, including certain public mutual funds. It also has the power to carry on a general financial, securities, distribution, advisory, or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation.

         (3)      American Skandia Investment Services,  Incorporated ("ASISI"):
                  The organization is a general business corporation organized in the state of Connecticut. The organization is authorized to provide investment service and investment management advice in connection with the purchasing, selling, holding or exchanging of securities or other assets to insurance companies, insurance-related companies, mutual funds or business trusts. Its primary role is expected to be as investment manager for certain mutual funds, including but not limited to funds to be made available primarily through the variable insurance products of American Skandia Life Assurance Corporation.

         (4) Skandia Vida: This subsidiary of American Skandia Life Assurance Corporation was organized in March, 1995, and began operations in July, 1995. It offers investment oriented life insurance products designed for long-term savings through independent banks and brokers. Currently, it is licensed for this type of business in Mexico.

Item 27.  Number of Contract Owners:  Not applicable - New Registrant.

Item 28. Indemnification: Under Section 33-320a of the Connecticut General Statutes, the Depositor must indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses including attorneys' fees, for actions brought or threatened to be brought against him in his capacity as a director or officer when certain disinterested parties determine that he acted in good faith and in a manner he reasonably believed to be in the best interests of the Depositor. In any criminal action or proceeding, it also must be determined that the director or officer had no reason to believe his conduct was unlawful. The director or officer must also be indemnified when he is successful on the merits in the defense of a proceeding or in circumstances where a court determines that he is fairly and reasonable entitled to be indemnified, and the court approves the amount. In shareholder derivative suits, the director or officer must be finally adjudged not to have breached this duty to the Depositor or a court must determine that he is fairly and reasonably entitled to be indemnified and must approve the amount. In a claim based upon the director's or officer's purchase or sale of the Registrants' securities, the director or officer may obtain indemnification only if a court determines that, in view of all the circumstances, he is fairly and reasonably entitled to be indemnified and then for such amount as the court shall determine. The By-Laws of American Skandia Life Assurance Corporation ("ASLAC") also provide directors and officers with rights of indemnification, consistent with Connecticut Law.

The foregoing statements are subject to the provisions of Section 33-320a.

Directors and officers of ASLAC and ASM, Inc. can also be indemnified pursuant to indemnity agreements between each director and officer and American Skandia Investment Holding Corporation, a corporation organized under the laws of the state of Delaware. The provisions of the indemnity agreement are governed by
Section 45 of the General Corporation Law of the State of Delaware.

The directors and officers of ASLAC and ASM, Inc. are covered under a directors and officers liability insurance policy issued by an unaffiliated insurance company to Skandia Insurance Company Ltd., their ultimate parent. Such policy will reimburse ASLAC or ASM, Inc., as applicable, for any payments that it shall make to directors and officers pursuant to law and, subject to certain exclusions contained in the policy, will pay any other costs, charges and expenses, settlements and judgments arising from any proceeding involving any director or officer of ASLAC or ASM, Inc., as applicable, in his or her past or present capacity as such.

               Registrant hereby undertakes as follows: Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, unless in the opinion of Registrant's counsel the matter has been settled by controlling precedent, Registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters:

(a)      At present, ASM, Inc. acts as principal underwriter only for annuities to be issued by ASLAC.

(b)      Directors and officers of ASM, Inc.

Name and Principal Business Address                                             Positions and Offices with Underwriter

Gordon C. Boronow                                                               Director
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kimberly A. Bradshaw                                                            Vice President,
American Skandia Life Assurance Corporation                                     National Accounts Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Jan R. Carendi                                                                  Chief Executive Officer
Skandia Insurance Company Ltd.                                                  and Chairman of the
Sveavagen 44, S-103 50 Stockholm, Sweden                                        Board of Directors

Paul DeSimone                                                                   Vice President, Corporate
American Skandia Life Assurance Corporation                                     Controller and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Wade A. Dokken                                                                  President, Chief Operating
American Skandia Life Assurance Corporation                                     Officer, Chief Marketing Officer
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Walter G. Kenyon                                                                Vice President,
American Skandia Life Assurance Corporation                                     National Accounts Manager
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lawrence Kudlow                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     Chief Economist
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

N. David Kuperstock                                                             Vice President and Director
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Daniel LaBonte                                                                  Vice President,
American Skandia Life Assurance Corporation                                     Associate Marketing Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Thomas M. Mazzaferro                                                            Executive Vice President and
American Skandia Life Assurance Corporation                                     Chief Financial Officer
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Don Thomas Peck                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Heidi Ann Richardson                                                            Vice President,
American Skandia Life Assurance Corporation                                     Portfolio Marketing Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Hayward Sawyer                                                                  Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

M. Priscilla Pannell                                                            Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kristen E. Newall                                                               Assistant Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Brian O'Connor                                                                  Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager,
One Corporate Drive, P.O. Box 883                                               Internal Wholesaling
Shelton, Connecticut  06484-0883

Christian Thwaites                                                              Vice President,
American Skandia Life Assurance Corporation                                     Qualified Plans
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Bayard F. Tracy                                                                 Senior Vice President,
American Skandia Life Assurance Corporation                                     National Sales Manager and
One Corporate Drive, P.O. Box 883                                               Director
Shelton, Connecticut  06484-0883

Tamara L. Wood                                                                  Vice President, National
American Skandia Life Assurance Corporation                                     Sales Director, Special Products
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883



Item 30. Location of Accounts and Records: Accounts and records are maintained by ASLAC at its principal office in Shelton, Connecticut.

Item 31.  Management Services:  None

Item 32.  Undertakings:

(a) Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.

(b) Registrant hereby undertakes to include either (1) as part of any enrollment form or application to purchase a contract offered by the prospectus, a space that an applicant or enrollee can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d) The Depositor hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf, in the Town of Shelton and State of Connecticut, on this 14th day of January, 1997.

         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                             (CLASS 3 SUB-ACCOUNTS)
                                   Registrant

                 By: American Skandia Life Assurance Corporation

By:/s/ M. Patricia Paez                             Attest:/s/ Diana D. Steigauf
M. Patricia Paez, Corporate Secretary                          Diana D. Steigauf

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                    Depositor

By:/s/ M. Patricia Paez                             Attest:/s/ Diana D. Steigauf
M. Patricia Paez, Corporate Secretary                          Diana D. Steigauf


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

           Signature                            Title                                       Date
                                                     (Principal Executive Officer)

           Jan R. Carendi*               Chief Executive Officer,                         January 14, 1997
           Jan R. Carendi           Chairman of the Board and Director

                                    (Principal Financial Officer and Principal Accounting Officer)


       /s/ Thomas M. Mazzaferro                Executive Vice President and                January 14, 1997
               Thomas M. Mazzaferro              Chief Financial Officer


                                                         (Board of Directors)


          Jan. R. Carendi*                  Gordon C. Boronow*                         Malcolm M. Campbell*
           Jan. R. Carendi                   Gordon C. Boronow                          Malcolm M. Campbell

         Henrik Danckwardt*                  Amanda C. Sutyak*                            Wade A. Dokken*
          Henrik Danckwardt                  Amanda C. Sutyak                             Wade A. Dokken

       Thomas M. Mazzaferro**                 Gunnar Moberg**                            Bayard F. Tracy**
        Thomas M. Mazzaferro                   Gunnar Moberg                              Bayard F. Tracy

Anders Soderstrom**                         C. Ake Svensson***                        Lincoln R. Collins****
Anders Soderstrom                             C. Ake Svensson                           Lincoln R. Collins

Nancy F. Brunetti****
Nancy F. Brunetti

                           */**/***/****By: /s/ M. Patricia Paez
                                            M. Patricia Paez

     *Pursuant to Powers of Attorney previously filed with Post-Effective Amendment No. 10 to Registration Statement No. 33-19363
         **Pursuant to Powers of Attorney previously filed with the initial filing of Registration Statement No. 33-86918.
           ***Pursuant to Power of Attorney previously filed with the initial filing of Registration Statement No. 33-88360.
          ****Pursuant  to Powers of Attorney  previously filed with the initial filing of Registration Statement No. 333-00941

                                    EXHIBITS

          As noted in Item 24(b), various exhibits are incorporated by reference or are not applicable. The exhibits are as follows:

          No. 4 Copy of the form of Annuity (to be filed by amendment)

          No. 9 Opinion and consent of Werner & Kennedy (to be filed by amendment)

          No. 10 Consent of Deloitte & Touche LLP (to be filed by amendment)

          No. 13 Calculation of Performance Information for Advertisement of Performance (to be filed by amendment)